EXHIBIT 99.1

EXHIBIT 99.1

VERMILION ENERGY

Vermilion Energy Inc.

2014 Annual Information Form

For the Year Ended December 31, 2014

Dated March 6, 2015

TABLE OF CONTENTS

GLOSSARY OF TERMS	4
Conventions	6
Abbreviations	6
Conversion	6
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	7
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	8
Contingent Resources	8
Prospective Resources	9
NON-GAAP MEASURES	9
VERMILION ENERGY inc.	10
General	10
Organizational Structure of the Company	10
Summary Description of the Business	11
Three Year History of Vermilion	11
NARRATIVE DESCRIPTION OF THE BUSINESS	13
Business Objectives	13
Description of Properties	13
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	16
Reserves and Future Net Revenue	16
Reconciliations of Changes in Reserves	21
Undeveloped Reserves	26
Timing of Initial Undeveloped Reserves Assignment	26
Future Development Costs	27
Oil and Gas Properties and Wells	28
Costs Incurred	29
Acreage	29
Exploration and Development Activities	30
Properties with No Attributed Reserves	31
Contingent and Prospective Resources	31
Abandonment and Reclamation Costs	34
Tax Information	35
Production Estimates	36
Production History	36
Marketing	40
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.	42
Management	42
Common Shares	44
Cash Dividends	44
Premium Dividend™ and Reinvestment Plan	45
Shareholder Rights Plan	46
AUDIT COMMITTEE MATTERS	50
Audit Committee Charter	50
Composition of the Audit Committee	50
External Audit Service Fees	50
MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES	51
CREDIT RATINGs	51
Vermilion Rating	52
CONFLICTS OF INTEREST	52
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	52
LEGAL PROCEEDINGS	52
MATERIAL CONTRACTS	52
INTERESTS OF EXPERTS	52
TRANSFER AGENT AND REGISTRAR	52

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

RISK FACTORS	53
Reserve Estimates	53
Uncertainty of Contingent Resource Estimates	53
Uncertainty of Prospective Resource Estimates	53
Volatility of Oil and Natural Gas Prices	54
Changes in Legislation	54
Government Regulations	54
Competition	54
Operational Matters	54
Environmental Concerns	55
Kyoto Protocol and Carbon Tax	55
Discretionary Nature of Dividends	55
Debt Service	55
Changes in Income Tax Laws	55
Depletion of Reserves	56
Net Asset Value	56
Volatility of Market Price of Common Shares	56
Variations in Interest Rates and Foreign Exchange Rates	56
Increase in Operating Costs or Decline in Production Level	56
Acquisition Assumptions	56
Failure to Realize Anticipated Benefits of Prior Acquisitions	57
Additional Financing	57
Potential Conflicts of Interest	57
Accounting Adjustments	57
Market Accessibility	57
ADDITIONAL INFORMATION	58

SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)	59
REPORT ON resources DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR	60

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)	61

SCHEDULE "C"
TERMS OF REFERENCE for the AUDIT COMMITTEE	62

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this annual information form, the following are defined terms used in this annual information form:

“2003 Arrangement” means the plan of arrangement under the ABCA involving the Trust, Vermilion Resources Ltd., Clear Energy Inc. and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AGCA” means Alberta Gas Cost Allowance;

“AIF” means Annual Information Form;

“affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

“board of directors” or “board” means the board of directors of Vermilion;

“CGUs” means cash generating units and based on managements’ judgement, represents the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties;

“common shares” means a common share in the capital of the Company;

“contingent resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies;

“control” means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

“Conversion Arrangement” means the plan of arrangement effected on September 1, 2010 under section 193 of the ABCA pursuant to which the Trust converted from an income trust to a corporate structure;

“Depletion units” means groups of assets or properties that are within a specific production area and have similar economic lives. Depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion;

“dividend” means a dividend paid by Vermilion in respect of the common shares, expressed as an amount per common share;

“Dividend Payment Date” means any date that Dividends are paid to Shareholders, generally being the 15th day of the calendar month following the determination of a Dividend Record Date;

“Dividend Record Date” means the last day of each calendar month or such other date as may be determined from time to time by the Company;

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

“GLJ Report” means the independent engineering reserves evaluation of certain oil, NGL and natural gas interests of the Company prepared by GLJ dated February 6, 2015 and effective December 31, 2014;

“IFRS” means International Financial Reporting Standards;

“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp.), as amended, including the regulations promulgated thereunder;

“Meeting” means the annual meeting of Shareholders of the Company to be held on May 8, 2015 (or, if adjourned, such other date on which the meeting is held);

“NYSE” means New York Stock Exchange;

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

“PNG” means Petroleum and Natural Gas properties and equipment;

“PRRT” means Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia;

“Plan” means the Premium DividendTM and Dividend Reinvestment Plan of the Company dated effective February 27, 2015, as amended or supplemented from time to time;

“prospective resources” are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects;

“Rights Plan” means the Shareholder Rights Plan of the Company;

“Senior Unsecured Notes” means the $225 million aggregate principal amount of five year senior unsecured notes of the Company issued February 10, 2011;

“Shareholders” means holders from time to time of the Company’s common shares;

“Shareholder Rights Plan Agreement” means the Shareholder Rights Plan Agreement dated September 1, 2010 between the Company and Computershare Trust Company of Canada establishing the Rights Plan, as amended and restated as of May 1, 2013 and as amended or supplemented from time to time;

“subsidiary” means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of common shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

“TSX” means the Toronto Stock Exchange;

“Trust” means Vermilion Energy Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta that was dissolved and ceased to exist pursuant to the Conversion Arrangement;

“Trust Unit” means units in the capital of the Trust;

“Unitholders” means former unitholders of the Trust;

“Vermilion” or the “Company” means Vermilion Energy Inc. and where context allows, its consolidated business enterprise, except that a reference to “Vermilion” prior to the date of the Conversion Arrangement means the consolidated business enterprise of the Trust, unless otherwise indicated; and

“VRL” means Vermilion Resources Ltd., previously a subsidiary of the corporation.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with IFRS.

Abbreviations

Oil and Natural Gas Liquids
bbl	barrel
Mbbl	thousand barrels
bbl/d	barrels per day
NGLs	natural gas liquids
Natural Gas
Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMBtu	million British Thermal Units
Other
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale.
Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil.
boe	barrel of oil equivalent
M$	thousand dollars
MM$	million dollars
Mboe	1,000 barrels of oil equivalent
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
TTF	the day-ahead price for natural gas in the Netherlands, quoted in MWh of natural gas, at the Title Transfer Facility Virtual
Trading Point operated by Dutch TSO Gas Transport Services

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
bbls	Cubic metres	0.159
Cubic metres	bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	estimated reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth, estimated contingent resources and prospective resources;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals;
•	the timing of first commercial gas from the Corrib field; and
•	the estimate of Vermilion’s share of the expected natural gas production from the Corrib field.

Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of the Company to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of the Company to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of the Company to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management’s expectations relating to the timing and results of development activities.

Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding the Company’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in the Company's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	the Company's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of the Company to add production and reserves through exploration and development activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against the Company; and
•	other risks and uncertainties described elsewhere in this annual information form or in the Company's other filings with Canadian securities authorities.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Vermilion retained GLJ to conduct an independent resource evaluation to assess contingent and prospective resources across all of the Company’s key operating regions with an effective date of December 31, 2014 (the "GLJ Resources Assessment"). All contingent and prospective resources evaluated in the GLJ Resources Assessment were deemed economic at the effective date of December 31, 2014.

The estimates of volumes of, and the net present value of the future net revenue attributable to, contingent resources and prospective resources in this annual information form are derived from the GLJ Resources Assessment. The GLJ Resources Assessment was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook (“COGEH”) and NI 51-101 by GLJ, an independent qualified reserve evaluator.

A range of contingent and prospective resources estimates (low, best and high) were prepared by GLJ. See notes 6 to 8 of the tables in the section entitled “Contingent and Prospective Resources” for a description of low estimate, best estimate and high estimate.

Contingent Resources

"Contingent resources" are not, and should not be confused with, petroleum and natural gas reserves. "Contingent resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resource the estimated discovered recoverable quantities associated with a project in the early evaluation stage.

The primary contingencies which currently prevent the classification of Vermilion’s contingent resource as reserves include but are not limited to:

•	preparation of firm development plans, including determination of the specific scope and timing of projects;
•	project sanction;
•	access to capital markets;
•	Shareholder and regulatory approvals;
•	access to required services and field development infrastructure;
•	oil and natural gas prices in Canada and internationally in jurisdictions in which Vermilion operates;
•	demonstration of economic viability;
•	future drilling program and testing results;
•	further reservoir delineation and studies;
•	facility design work;
•	limitations to development based on adverse topography or other surface restrictions; and
•	the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Prospective Resources

Prospective resources are not, and should not be confused with, petroleum and natural gas reserves. "Prospective resources" are defined in COGEH as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects.

There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources or that Vermilion will produce any portion of the volumes currently classified as prospective resources. The estimates of prospective resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the prospective resources does not necessarily represent the fair market value of the prospective resources. The recovery and resources estimates provided herein are estimates only. Actual prospective resources (and any volumes that may be reclassified as reserves or contingent resources) and future production from such prospective resources may be greater than or less than the estimates provided herein.

NON-GAAP MEASURES

This annual information form includes non-GAAP measures as further described herein. Management of the Company believes these non-GAAP measures are a useful tool in analyzing operating performance. These measures do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable with the calculations of similar measures for other entities.

“Cash dividends per share” represents actual cash dividends paid per share by the Company during the relevant periods.

“Netbacks” are per boe and per mcf measures used in the analysis of operational activities and are used by management as a basis for decisions on capital allocation. Netbacks are calculated by subtracting royalties, operating expenses and transportation costs from revenues.

“Net dividends” is calculated as dividends declared for a given period less proceeds received by Vermilion pursuant to the dividend reinvestment plan. Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze how much of the cash that is generated by Vermilion is being used to fund dividends.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

VERMILION ENERGY INC.

General

Vermilion Energy Inc. is the successor to the Trust, following the completion of the conversion of the Trust from an income trust to a corporate structure by way of a court approved plan of arrangement under the ABCA on September 1, 2010. Pursuant to the Conversion Arrangement, Unitholders exchanged their Trust Units for common shares of the Company on a one-for-one basis and holders of exchangeable shares of VRL received 1.89344 common shares for each exchangeable share held.

References to “Vermilion” prior to the date of the Conversion Arrangement are generally references to the consolidated business enterprise of the Trust prior to the date of the Conversion Arrangement, whose business the Company is a successor to as a result of the Conversion Arrangement, as accounted for by “continuity-of-interest” accounting.

Vermilion Energy Inc. was incorporated on July 21, 2010 pursuant to the provisions of the ABCA for the purpose of facilitating the Conversion Arrangement.  The registered and head office of Vermilion Energy Inc. is located at Suite 3500, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3.

Organizational Structure of the Company

The following diagram describes the intercorporate relationships among the Company and each of its material subsidiaries, where each principal subsidiary was incorporated or formed and the percentage of votes attaching to all voting securities of each subsidiary beneficially owned directly or indirectly by Vermilion. Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Company.

Note:

(1) Vermilion Energy Ireland Limited is the Irish Branch of a Cayman Islands incorporated company.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Summary Description of the Business

Vermilion Energy Inc.

The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada, France, Ireland, the Netherlands, Germany, Australia and the United States. The Company’s business plan is to expand its portfolio of organic growth opportunities and pursue its strategic plan that targets modest annual average production growth while maintaining a reliable and growing dividend. Vermilion continues to develop new venture initiatives which target the identification and capture of meaningful conventional and unconventional resource related exploration exposure in North America, Europe and Australia. Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life conventional reserves with low risk development opportunities.

Shareholders receive monthly dividends of the cash flow generated by Vermilion as declared payable by the board of directors of the Company. The Company currently employs a strategy which: (i) provides Shareholders with a competitive annual cash-on-cash yield through monthly cash dividends, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Company through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Shareholders. The Company intends to finance acquisitions through debt financing and, when necessary, the issuance of additional common shares from treasury, while maintaining prudent leverage.

Three Year History of Vermilion

The following describes the development of Vermilion's business over the last three completed financial years.

On January 24, 2012, Vermilion announced that the Company, through its wholly-owned subsidiaries, acquired certain working interests in six producing fields located in the Paris and Aquitaine basins in France. Pursuant to the acquisition, Vermilion acquired the remaining working interests in three fields in which it previously held interests (Itteville, Vert Le Grand and Vic Bihl) and working interests in three new fields (Vert le Petit and La Croix Blanche at 100% working interest and Dommartin-Lettrée at 56% working interest). Taking into consideration an effective date of January 1, 2011 and customary closing adjustments, Vermilion paid approximately $106 million cash at closing. Vermilion financed this acquisition indirectly through proceeds received from the November 2011 equity issuance. The acquisition did not constitute a “significant acquisition” within the meaning of applicable securities laws.

On November 14, 2012, Vermilion announced that the board of directors approved an increase to its monthly dividend by 5.3% to $0.20 per share from $0.19 per share. The increase became effective for the January 2013 dividend paid on February 15, 2013. The dividend increase was Vermilion’s second increase since initiating a dividend in 2003. Also, on November 14, 2012 Vermilion announced that it had initiated the process with the NYSE Euronext for a secondary listing of the Company's common shares on the NYSE Euronext's New York Stock Exchange (“NYSE”). Vermilion’s common shares were listed and began trading on the NYSE on March 12, 2013 under the ticker symbol "VET".

On December 27, 2012, Vermilion announced that the Company, through its wholly-owned subsidiaries, acquired 100% of the shares of Zaza Energy France S.A.S. Pursuant to the acquisition, Vermilion acquired operating interests covering approximately 24,300 acres with 100% working interests in the Saint Firmin, Chateaurenard, Courtenay, Chuelles, and Charmottes fields in the Paris Basin. Taking into consideration an effective date for the acquisition of October 1, 2012 and customary closing adjustments, Vermilion paid approximately $75 million cash at closing including working capital. Vermilion financed this acquisition through its bank revolving credit facility. The acquisition did not constitute a “significant acquisition” within the meaning of applicable securities laws.

On December 31, 2012, pursuant to the terms of the acquisition agreement whereby Vermilion acquired an 18.5% non-operating working interest in the offshore Corrib gas field, Vermilion made a final payment to the vendor of $134.3 million (US$135 million).

In order to consolidate its Canadian subsidiaries, on January 1, 2013, Vermilion amalgamated with two of its wholly-owned subsidiaries, 1209974 Alberta Ltd. and Vermilion Resources Ltd. Vermilion Energy Inc. was the resulting entity upon completion of the amalgamations. As a result of the forgoing amalgamations, Vermilion Energy Inc. became the managing partner of Vermilion Resources.

On October 11, 2013, Vermilion announced the completion of the acquisition from Northern Petroleum Plc. of 100% of the shares of its subsidiary Northern Petroleum Nederland B.V. ("NPN") for approximately $27.5 million with an effective date of January 1, 2013. The acquisition included interests in nine concessions, including six onshore licences in production or development, three onshore exploration licenses, and one offshore production license ("P12") in the Netherlands (the "Assets"). Four licenses are located in the northeastern region, in close proximity to Vermilion's existing concessions and the remaining five onshore licenses are located in the southwestern region of the Netherlands. Vermilion assumed operatorship of all the acquired Assets following closing of the Acquisition, with the exception of the offshore license P12 in which Vermilion holds a 23.6% non-operated interest. The Assets cover approximately 298,500 net acres, of which approximately 98 percent is undeveloped.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

On November 6, 2013, Vermilion announced that it had entered into a purchase and sale agreement with GDF SUEZ E&P Deutschland GmbH (“GDF SUEZ”), (an affiliate of GDF SUEZ S.A., a publicly traded, French multinational utility) whereby Vermilion, through its wholly-owned subsidiary, agreed to acquire GDF SUEZ’s 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany. The acquisition from GDF SUEZ was completed in February 2014, and was funded with cash balances on hand. The acquisition from GDF SUEZ did not constitute a “significant acquisition” within the meaning of applicable securities laws.

On November 7, 2013, Vermilion announced that the board of directors approved a 7.5% increase to its monthly dividend to $0.215 per share from $0.20 per share. The increase became effective for the January 2014 dividend payable on February 18, 2014. This marks the third increase to Vermilion’s monthly dividend, and the second annual increase.

In Q1 2014, Vermilion was awarded the Ijsselmuiden exploration concession in the Netherlands, which consists of approximately 66,300 net undeveloped acres (60% working interest).

In May 2014, we executed the Battonya South concession in Hungary with the Hungarian Ministry of National Development. The concession consists of 116,000 gross acres located in the southern part of Hungary.  The term of the concession is for 20 years, subject to continuation of development in a manner acceptable to both parties.

In early 2014, we informed the Moroccan government of our intention to relinquish our rights to the Haouz block in central Morocco.  Based on our evaluation of seismic data, we concluded that due to the structural complexity of the block, we would be unable to pursue a definitive appraisal and exploration program that would fit within the constraints of our predetermined new venture capital and risk parameters.  The relinquishment terminates our activities in Morocco after cumulative spending of $0.9 million to evaluate the 2.3 million acre block.

On April 29, 2014, Vermilion announced the completion of the acquisition of Elkhorn Resources Inc., a private S.E. Saskatchewan producer, for total consideration of approximately $427 million. Total consideration comprised the assumption of approximately $42 million of debt, $180 million of cash, and the issuance of 2.8 million common shares of Vermilion valued at approximately $205 million (based on the closing price per Vermilion common share of $72.50 on the Toronto Stock Exchange on April 29, 2014). The assets consist of high netback, light oil producing assets in the Northgate region of southeast Saskatchewan and include approximately 57,000 net acres of land (approximately 80% undeveloped), seven oil batteries, and preferential access to 50% or greater capacity at a solution gas facility.

On May 22, 2014, Vermilion announced the completion of tunnel boring operations beneath Sruwaddacon Bay, related to the Corrib project in Ireland. The tunnel will serve as a conduit for the gas pipeline between the Bellanaboy gas processing facility to the offshore pipeline landing valve at Glengad.

On November 10, 2014, Vermilion announced that it had acquired approximately 68,000 acres of land (98% undeveloped) in the Powder River Basin of northeastern Wyoming for approximately $11.1 million. The Wyoming acquisition did not constitute a “significant acquisition” within the meaning of applicable securities laws.

As at January 31, 2015, Vermilion had 532 full time employees of which 203 employees were located in its Calgary head office, 59 employees in its Canadian field offices, 161 employees in France, 60 employees in the Netherlands, 37 employees in Australia, 8 employees in the United States and 4 employees in Germany.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

NARRATIVE DESCRIPTION OF THE BUSINESS

Business Objectives

Vermilion is an oil-leveraged energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. The Company’s business model targets annual organic production growth along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Western Canada, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs targeting oil in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion continues to develop new venture initiatives which target the identification and capture of meaningful conventional and unconventional resource related development and exploration exposure in North America, Europe and Australia. Where possible, the Company will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long-life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Company's business prospects.

Description of Properties

The following is a description of the oil and natural gas properties, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities. We manage our business through our Calgary head office and our international business unit offices.

•	Canada business unit: Includes revenues and expenditures related directly to our assets in Alberta and Saskatchewan.
•	France business unit: Relates to our operations in France in the Paris and Aquitaine basins.
•	Netherlands business unit: Relates to our operations in the Netherlands.
•	Germany business unit: Relates to our 25% contractual participation interest in a four-partner consortium in Germany.
•	Ireland business unit: Relates to our 18.5% non-operated interest in the offshore Corrib natural gas field and related infrastructure.
•	Australia business unit: Relates to operations on the Wandoo offshore crude oil field.
•	United States business unit: Relates to our operations in Wyoming in the Powder River Basin.
•	Corporate: Includes expenditures related to our global hedging program, financing expenses, and general and administration expenses, primarily incurred in Canada and not directly related to the operations of a specific business unit.

The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties. Reserve amounts are stated, before deduction of royalties, as at December 31, 2014, based on forecasted costs and price assumptions as evaluated in the GLJ Report.

Canada Business Unit

Vermilion’s production in Canada is located primarily in three areas of Alberta: Drayton Valley, Slave Lake and Central Alberta and the Northgate Region of southeast Saskatchewan. Vermilion's main gas producing areas are Drayton Valley and Central Alberta, while Northgate, Slave Lake and the Cardium light oil play in Drayton Valley are the main oil producing areas.

Vermilion holds 65% working interest in 481,700 (313,700 net) acres of developed land, and 86% working interest in 679,600 (582,300 net) acres of undeveloped land. Vermilion had 635 (443 net) producing natural gas wells and 619 (447 net) producing oil wells in Canada as at December 31, 2014.

Vermilion owns and operates four natural gas plants and has an ownership interest in five additional plants, resulting in combined gross processing capacity of over 80 MMcf/d. In addition, Vermilion has capacity of over 25,000 bbl/d of oil in eleven operated oil batteries including a 15,000 bbl/d oil battery that handles Cardium production which commenced operations August 1, 2011.

13

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Risks and uncertainties associated with weather conditions can shorten the winter drilling season and can impact the spring and summer drilling programs, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2014, production in Canada averaged approximately 55.7 MMcf/d of natural gas and 13,724 bbl/d of crude oil and NGL. Sales of natural gas in 2014 were approximately $92.1 million (2013 - $52.6 million) and sales from crude oil and NGLs were approximately $445.7 million (2013 - $329.4 million).

The GLJ Report assigned 70,608 Mboe of total proved reserves and 120,243 Mboe of proved plus probable reserves to Vermilion's properties located in Canada.

France Business Unit

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. Vermilion's assets in France are primarily oil producing properties. The two major fields in the Paris Basin area are Champotran and Chaunoy. The two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion operates 13 oil batteries and 12 single well batteries with current throughput of approximately 12,000 bbl/d. Given the legacy nature of these assets, the throughput capability of these batteries exceeds any projected future requirements. Vermilion holds 96% working interest in 218,100 (208,900 net) acres of developed land and 100% working interest in 344,900 (344,900 net) acres of undeveloped land in the Aquitaine and Paris Basins. Vermilion had 333 (322 net) producing oil wells in France as at December 31, 2014.

Risks and uncertainties associated with well approvals can impact the drilling programs, potentially resulting in delays or reduced production.

For a discussion of the competitive conditions affecting Vermilion business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2014, production in France averaged approximately 11,011 bbl/d of oil. Sales from oil in 2014 were approximately $431.3 million (2013 - $449.9 million). Due to the closure of a third party facility, there were no sales of natural gas in 2014 (2013 - $3.4 million).

The GLJ Report assigned 37,249 Mboe of total proved reserves and 57,967 Mboe of proved plus probable reserves to Vermilion's properties located in France.

Netherlands Business Unit

Vermilion's Netherlands assets consist of 17 onshore concessions in the northern part of the country, five concessions in the southwestern part of the country, and two offshore concessions. Production consists solely of natural gas with a small amount of related condensate. Vermilion’s total position in the Netherlands covers 1,495,100 (845,700 net) acres at an average 57% working interest, of which 95% is undeveloped, and 50 (34 net) producing gas wells as at December 31, 2014.

Risks and uncertainties associated with drilling and production permits can impact drilling programs and production timing, potentially resulting in increased costs or reduced production.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2014, Vermilion's production in the Netherlands averaged 77 bbl/d of NGLs and 38.2 MMcf/d of natural gas. Sales in 2014 of natural gas were approximately $121.2 million (2013 - $134.7 million) and sales from NGLs were approximately $2.6 million (2013 - $4.9 million).

The GLJ Report assigned 6,247 Mboe of total proved reserves and 14,196 Mboe of proved plus probable reserves to Vermilion's properties located in the Netherlands.

Germany Business Unit

Vermilion’s Germany assets consist of 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany. Vermilion also holds a 0.4% equity interest in Ergas Munster GmbH ("EGM"), a joint venture created in 1959 to jointly transport, process, and market gas in northwest Germany. This transportation interest allows for our proportionate share of produced volumes to be processed, blended, and transported to designated gas consumers through the EGM network of approximately 2,000 kilometres of pipeline. Vermilion’s interest in Germany include 207,300 (51,800 net) acres, of which 85% is undeveloped, and 16 (four net) producing gas wells as at December 31, 2014.

14

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

For the year ended December 31, 2014, production in Germany averaged approximately 15.0 MMcf/d of natural gas. Sales of natural gas in 2014 were approximately $42.0 million.

The GLJ Report assigned 6,710 Mboe of total proved reserves and 10,260 Mboe of proved plus probable reserves to Vermilion's properties located in Germany.

Ireland Business Unit

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland. Production from Corrib is expected to increase Vermilion’s volumes by approximately 58 MMcf (9,700 boe/d) once the field reaches peak production. Vermilion acquired its 18.5% working interest in the project on July 30, 2009, comprised of six offshore wells, both offshore and onshore pipeline segments as well as a natural gas processing facility. At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development. In 2011, approvals and permissions were granted for the onshore gas pipeline and tunneling commenced on December 16, 2012. On May 22, 2014, Vermilion announced the completion of tunnel boring operations. Vermilion expects to continue to invest capital in this project over the next year with approximately $60 million budgeted for 2015.  The project is anticipated to produce first gas in approximately mid-2015.

The GLJ Report assigned 17,655 Mboe of total proved reserves and 24,106 Mboe of proved plus probable reserves to Vermilion's property located in Ireland.

Australia Business Unit

Vermilion's Australia assets consist of a 100% operated interest in an offshore oil field located on Western Australia's northwest shelf. The platform has a current producing capacity of 162,000 bbl/d of total fluid. Vermilion holds a 100% working interest in the Wandoo block, which is comprised of 59,600 acres and is considered a production license.

Western Australia’s northwest shelf is subject to seasonal disruptions caused by cyclones. During cyclone season (December to March) the Company may have to reduce production rates at its offshore facilities as a result of the inability to offload to tankers due to bad weather. Cyclones may also cause production shut-ins due to the evacuation of staff or damage to equipment on the platform.

For a discussion of the competitive conditions affecting Vermilion’s business, refer to "Competition" in the Risk Factors section of this AIF.

For the year ended December 31, 2014, Vermilion's production in Australia averaged 6,571 bbl/d of crude oil. Sales in 2014 from crude oil were approximately $283.5 million (2013 - $298.9 million).

The GLJ Report assigned 12,534 Mboe of total proved reserves and 17,983 Mboe of proved plus probable reserves to Vermilion's property located in Australia.

United States Business Unit

Vermilion’s assets in the United States include approximately 104,100 (68,300 net) acres of land in the Powder River basin of northeastern Wyoming, of which 98% is undeveloped. Vermilion had six (three net) producing oil wells in the United States as at December 31, 2014.

From the acquisition date until December 31, 2014, production in the United States averaged approximately 195 bbl/d of crude oil. Sales from crude oil in 2014 were approximately $1.3 million.

The GLJ Report assigned 500 Mboe of total proved reserves and 2,129 Mboe of proved plus probable reserves to Vermilion's properties located in the United States.

15

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ in a report dated February 6, 2015 with an effective date of December 31, 2014. Pricing used in the forecast price evaluations is set forth in the notes to the tables.

Reserves and other oil and gas information contained in this section is effective December 31, 2014 unless otherwise stated.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments, including abandonment and reclamation obligations. Future net production revenues estimated by the GLJ Report do not represent the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

Reserves for Australia, Canada, France, Germany Ireland, the Netherlands and United States are established using deterministic methodology. Total proved reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total proved plus probable reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs. For Canada, the tables following include AGCA.

The following tables may not total due to rounding.

16

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Oil and Gas Reserves - Based on Forecast Prices and Costs (1)

	Light and Medium Crude Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		BOE	BOE
	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross (2)	Net (2)	Gross	Net
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mboe)	(Mboe)
Proved Developed Producing (3) (5) (6)
Australia	10,434	10,434	-	-	-	-	-	-	10,434	10,434
Canada	16,174	13,206	10	9	94,264	85,967	5,150	3,804	37,046	31,347
France	31,650	29,431	-	-	9,875	9,430	-	-	33,297	31,003
Germany	-	-	-	-	29,432	25,245	-	-	4,905	4,208
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	14,123	13,450	28	25	2,382	2,267
United States	165	137	-	-	61	51	2	2	177	148
Total Proved Developed Producing	58,423	53,208	10	9	147,755	134,143	5,180	3,831	88,241	79,407
Proved Developed Non-Producing (3) (5) (7)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	1,227	1,099	-	-	12,561	11,248	476	322	3,796	3,296
France	977	874	-	-	-	-	-	-	977	874
Germany	-	-	-	-	10,324	8,806	-	-	1,721	1,468
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	-	-	-	-	17,863	17,863	16	16	2,994	2,993
United States	-	-	-	-	-	-	-	-	-	-
Total Proved Developed Non-Producing	2,204	1,973	-	-	40,748	37,917	492	338	9,488	8,631
Proved Undeveloped (3) (8)
Australia	2,100	2,100	-	-	-	-	-	-	2,100	2,100
Canada	10,077	8,789	-	-	70,589	64,886	7,924	6,542	29,766	26,145
France	2,975	2,780	-	-	-	-	-	-	2,975	2,780
Germany	-	-	-	-	502	(39)	-	-	84	(7)
Ireland	-	-	-	-	105,931	105,931	-	-	17,655	17,655
Netherlands	-	-	-	-	5,169	2,584	10	5	872	436
United States	284	234	-	-	182	150	8	6	322	265
Total Proved Undeveloped	15,436	13,903	-	-	182,373	173,512	7,942	6,553	53,774	49,374
Proved (3)
Australia	12,534	12,534	-	-	-	-	-	-	12,534	12,534
Canada	27,478	23,094	10	9	177,414	162,101	13,550	10,668	70,608	60,788
France	35,602	33,085	-	-	9,875	9,430	-	-	37,249	34,657
Germany	-	-	-	-	40,258	34,012	-	-	6,710	5,669
Ireland	-	-	-	-	105,931	105,931	-	-	17,655	17,655
Netherlands	-	-	-	-	37,155	33,897	54	46	6,247	5,696
United States	449	371	-	-	243	201	10	8	500	413
Total Proved	76,063	69,084	10	9	370,876	345,572	13,614	10,722	151,502	137,412
Probable (4)
Australia	5,449	5,449	-	-	-	-	-	-	5,449	5,449
Canada	14,797	12,175	2	2	141,032	126,232	11,331	8,689	49,635	41,905
France	20,288	18,848	-	-	2,582	2,465	-	-	20,719	19,259
Germany	-	-	-	-	21,301	17,816	-	-	3,550	2,969
Ireland	-	-	-	-	38,707	38,707	-	-	6,451	6,451
Netherlands	-	-	-	-	47,076	41,987	103	85	7,949	7,083
United States	1,338	1,104	-	-	1,402	1,159	58	48	1,630	1,345
Total Probable	41,872	37,576	2	2	252,100	228,366	11,492	8,822	95,383	84,461
Proved Plus Probable (3) (4)
Australia	17,983	17,983	-	-	-	-	-	-	17,983	17,983
Canada	42,275	35,269	12	11	318,446	288,333	24,881	19,357	120,243	102,693
France	55,890	51,933	-	-	12,457	11,895	-	-	57,967	53,916
Germany	-	-	-	-	61,559	51,828	-	-	10,260	8,638
Ireland	-	-	-	-	144,638	144,638	-	-	24,106	24,106
Netherlands	-	-	-	-	84,231	75,884	157	131	14,196	12,779
United States	1,787	1,475	-	-	1,645	1,360	68	56	2,129	1,758
Total Proved Plus Probable	117,935	106,660	12	11	622,976	573,938	25,106	19,544	246,884	221,873

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(3)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

(4)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(5)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(6)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(7)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(8)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs (1)

	Before Deducting Future Income Taxes Discounted At					After Deducting Future Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing (2) (4) (5)
Australia	291,164	263,104	239,218	218,979	201,803	280,825	242,543	213,082	189,932	171,394
Canada	1,262,154	972,328	790,894	668,312	580,565	1,262,155	972,328	790,895	668,312	580,565
France	2,054,566	1,447,105	1,120,222	918,238	781,399	1,655,535	1,184,551	921,918	755,890	641,911
Germany	104,703	88,743	76,967	68,031	61,063	104,703	88,743	76,967	68,031	61,063
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	44,934	46,660	46,565	45,756	44,670	44,726	46,457	46,366	45,563	44,480
United States	8,235	6,662	5,619	4,885	4,343	8,235	6,662	5,619	4,885	4,343
Total Proved Developed Producing	3,765,756	2,824,602	2,279,485	1,924,201	1,673,843	3,356,179	2,541,284	2,054,847	1,732,613	1,503,756
Proved Developed Non-Producing (2) (4) (6)
Australia	-	-	-	-	-	-	-	-	-	-
Canada	101,096	72,953	56,758	46,332	39,099	54,946	50,000	44,899	39,996	35,611
France	57,393	38,340	27,990	21,760	17,681	37,650	24,928	18,020	13,868	11,154
Germany	46,636	32,713	23,976	18,295	14,442	46,636	32,713	23,976	18,295	14,442
Ireland	-	-	-	-	-	-	-	-	-	-
Netherlands	61,915	45,630	34,900	27,543	22,322	60,340	44,093	33,399	26,075	20,884
United States	-	-	-	-	-	-	-	-	-	-
Total Proved Developed Non-Producing	267,040	189,636	143,624	113,930	93,544	199,572	151,734	120,294	98,234	82,091
Proved Undeveloped (2) (7)
Australia	71,575	47,975	31,079	18,724	9,524	25,361	12,037	2,650	(4,084)	(8,989)
Canada	681,560	465,275	327,825	235,860	171,712	508,412	345,509	242,605	173,718	125,419
France	197,047	145,815	109,125	83,358	64,840	128,782	92,384	66,709	48,918	36,283
Germany	831	1,201	991	566	125	831	1,201	991	566	125
Ireland	774,335	642,348	534,368	451,049	387,017	774,335	642,348	534,368	451,049	387,017
Netherlands	14,875	12,536	10,658	9,129	7,868	14,704	12,369	10,495	8,969	7,712
United States	8,855	4,795	2,502	1,084	141	7,367	3,917	1,939	696	(139)
Total Proved Undeveloped	1,749,078	1,319,945	1,016,548	799,770	641,227	1,459,792	1,109,765	859,757	679,832	547,428
Proved (2)
Australia	362,739	311,079	270,297	237,703	211,327	306,187	254,580	215,732	185,848	162,405
Canada	2,044,810	1,510,556	1,175,477	950,504	791,376	1,825,513	1,367,837	1,078,399	882,026	741,595
France	2,309,006	1,631,260	1,257,337	1,023,356	863,920	1,821,967	1,301,863	1,006,647	818,676	689,348
Germany	152,170	122,657	101,934	86,892	75,630	152,170	122,657	101,934	86,892	75,630
Ireland	774,335	642,348	534,368	451,049	387,017	774,335	642,348	534,368	451,049	387,017
Netherlands	121,724	104,826	92,123	82,428	74,860	119,770	102,919	90,260	80,607	73,076
United States	17,090	11,457	8,121	5,969	4,484	15,602	10,579	7,558	5,581	4,204
Total Proved	5,781,874	4,334,183	3,439,657	2,837,901	2,408,614	5,015,544	3,802,783	3,034,898	2,510,679	2,133,275
Probable (3)
Australia	344,309	273,659	222,624	185,158	157,114	196,770	151,343	119,726	97,200	80,756
Canada	1,473,018	920,352	628,307	455,987	345,800	1,102,943	680,073	458,267	328,291	245,822
France	1,561,454	867,399	562,195	397,231	296,268	1,022,105	555,401	349,205	238,204	170,866
Germany	95,306	62,229	43,077	31,263	23,563	85,929	56,977	39,975	29,351	22,344
Ireland	430,350	269,590	183,438	133,486	102,376	430,350	269,590	183,438	133,486	102,376
Netherlands	302,536	222,307	172,861	140,087	117,110	259,231	184,444	138,913	109,209	88,748
United States	68,675	36,091	21,316	13,434	8,723	46,431	23,501	12,945	7,264	3,865
Total Probable	4,275,648	2,651,627	1,833,818	1,356,646	1,050,954	3,143,759	1,921,329	1,302,469	943,005	714,777
Proved Plus Probable (2) (3)
Australia	707,048	584,738	492,921	422,861	368,441	502,957	405,923	335,458	283,048	243,161
Canada	3,517,828	2,430,908	1,803,784	1,406,491	1,137,176	2,928,456	2,047,910	1,536,666	1,210,317	987,417
France	3,870,460	2,498,659	1,819,532	1,420,587	1,160,188	2,844,072	1,857,264	1,355,852	1,056,880	860,214
Germany	247,476	184,886	145,011	118,155	99,193	238,099	179,634	141,909	116,243	97,974
Ireland	1,204,685	911,938	717,806	584,535	489,393	1,204,685	911,938	717,806	584,535	489,393
Netherlands	424,260	327,133	264,984	222,515	191,970	379,001	287,363	229,173	189,816	161,824
United States	85,765	47,548	29,437	19,403	13,207	62,033	34,080	20,503	12,845	8,069
Total Proved Plus Probable	10,057,522	6,985,810	5,273,475	4,194,547	3,459,568	8,159,303	5,724,112	4,337,367	3,453,684	2,848,052

18

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)	"Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)	"Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)	"Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)	"Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs (1)

					Abandonment	Future Net		Future Net
				Capital	and	Revenue		Revenue
			Operating	Development	Reclamation	Before	Future	After
(M$)	Revenue	Royalties	Costs	Costs	Costs	Income Taxes	Income Taxes	Income Taxes
Proved (2)
Australia	1,360,391	-	712,428	245,532	39,691	362,740	56,553	306,187
Canada	4,302,228	648,056	1,026,393	534,106	48,863	2,044,810	219,297	1,825,513
France	3,982,049	279,641	1,083,549	124,021	185,833	2,309,005	487,038	1,821,967
Germany	374,000	57,252	147,030	8,056	9,492	152,170	-	152,170
Ireland	1,149,786	-	218,436	89,042	67,973	774,335	-	774,335
Netherlands	378,250	32,084	135,382	44,893	44,167	121,724	1,954	119,770
United States	43,127	11,043	6,605	8,190	199	17,090	1,488	15,602
Total Proved	11,589,831	1,028,076	3,329,823	1,053,840	396,218	5,781,874	766,330	5,015,544
Proved Plus Probable (2) (3)
Australia	2,035,436	-	1,039,962	245,532	42,893	707,049	204,092	502,957
Canada	7,407,493	1,181,971	1,715,243	931,517	60,935	3,517,827	589,371	2,928,456
France	6,504,904	456,374	1,596,847	342,728	238,496	3,870,459	1,026,387	2,844,072
Germany	598,427	93,266	234,697	12,180	10,808	247,476	9,377	238,099
Ireland	1,656,494	-	294,794	89,042	67,973	1,204,685	-	1,204,685
Netherlands	918,290	90,017	262,155	87,177	54,681	424,260	45,259	379,001
United States	198,397	50,816	26,673	34,589	554	85,765	23,732	62,033
Total Proved Plus Probable	19,319,441	1,872,444	5,170,371	1,742,765	476,340	10,057,521	1,898,218	8,159,303

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

19

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Future Net Revenue by Production Group Based on Forecast Prices and Costs (1)

	Future Net Revenue
	Before Income Taxes (2)
	(Discounted at 10% Per Year)	Unit Value
Proved Developed Producing	(M$)	($/boe)
Light and medium crude oil (3)	1,993,508	33.44
Heavy Oil (3)	197	14.45
Natural gas (4)	278,281	15.12
Shale Gas	6,234	17.02
Coal Bed Methane	1,265	1.26
Total Proved Developed Producing	2,279,485	28.71
Proved Developed Non-Producing
Light and medium crude oil (3)	55,301	26.31
Heavy Oil (3)	-	-
Natural gas (4)	84,921	14.46
Shale Gas	-	-
Coal Bed Methane	3,402	5.19
Total Proved Developed Non-Producing	143,624	16.64
Proved Undeveloped
Light and medium crude oil (3)	338,689	18.97
Heavy Oil (3)	-	-
Natural gas (4)	671,645	22.60
Shale Gas	-	-
Coal Bed Methane	6,214	3.44
Total Proved Undeveloped	1,016,548	20.59
Proved
Light and medium crude oil (3)	2,387,498	29.76
Heavy Oil (3)	197	14.22
Natural gas (4)	1,034,847	19.52
Shale Gas	6,234	16.75
Coal Bed Methane	10,881	3.22
Total Proved	3,439,657	25.03
Probable
Light and medium crude oil (3)	1,192,527	27.46
Heavy Oil (3)	107	24.80
Natural gas (4)	632,758	16.07
Shale Gas	1,912	18.54
Coal Bed Methane	6,514	4.15
Total Probable	1,833,818	21.71
Proved Plus Probable
Light and medium crude oil (3)	3,580,025	28.97
Heavy Oil (3)	304	16.75
Natural gas (4)	1,667,605	18.04
Shale Gas	8,146	17.24
Coal Bed Methane	17,395	3.50
Total Proved Plus Probable	5,273,475	23.77

Notes:

(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.
(2)	Other Company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on Company Net Reserves. Net present values of reserves categories are an approximation based on major products.
(3)	Including solution gas and other by-products.
(4)	Including by-products but excluding solution gas.

20

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Forecast Prices used in Estimates (1)

					Natural Gas	Natural Gas	Natural Gas	Inflation	Exchange	Exchange
	Light and Medium Crude Oil			Crude Oil	Canada	Europe	Liquids	Rate	Rate	Rate
	WTI	Edmonton	Cromer	Brent Blend		National Balancing
	Cushing	Par Price	Medium	FOB	AECO	Point	FOB
	Oklahoma	40˚ API	29.3˚ API	North Sea	Gas Price	(UK)	Field Gate	Percent
Year	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/bbl)	($Cdn/MMBtu)	($US/MMBtu)	($Cdn/bbl)	Per Year	($US/$Cdn)	(EUR/$Cdn)
2014	93.06	94.77	89.86	99.89	4.52	8.26	72.59	2.0	0.905	1.467
Forecast
2015	62.50	64.71	61.47	67.50	3.31	7.50	38.13	2.0	0.850	1.450
2016	75.00	80.00	76.00	82.50	3.77	8.25	47.68	2.0	0.875	1.450
2017	80.00	85.71	81.43	87.50	4.02	8.75	52.15	2.0	0.875	1.450
2018	85.00	91.43	86.86	90.00	4.27	9.00	55.62	2.0	0.875	1.450
2019	90.00	97.14	92.29	95.00	4.53	9.50	59.10	2.0	0.875	1.450
Thereafter	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	0.875	1.450

Note:

(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

All forecast prices in the table above are provided by GLJ. For 2014, the price of Vermilion’s natural gas in the Netherlands was based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees. GasTerra, a state owned entity purchases all natural gas produced by Vermilion in the Netherlands. The price of Vermilion’s natural gas in Germany is based on the TTF month-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees. The benchmark price for Australia and France crude oil was Dated Brent. The benchmark price for Canadian crude oil was Edmonton Par and Canadian natural gas was priced against AECO. For the year ended December 31, 2014, the average realized sales prices before hedging were $113.80 per bbl (Australia), $8.70 per Mcf (Netherlands), $7.67 per Mcf (Germany), $105.43 per bbl (France) for Brent-based crude oil, $74.08 per bbl (United States) for WTI, $88.98 per bbl for Canadian-based crude oil and NGLs and $4.53 per Mcf for Canadian natural gas.

Reconciliations of Changes in Reserves

The following tables set forth a reconciliation of the changes in Vermilion's gross light and medium crude oil, heavy oil and associated and non-associated gas (combined) reserves as at December 31, 2014 compared to such reserves as at December 31, 2013 based on the forecast price and cost assumptions set forth in note 3.

21

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Reconciliation of Company Gross Reserves by Principal Product Type - Based on Forecast Prices and Costs

AUSTRALIA	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	14,024	5,439	19,463	14,024	5,439	19,463	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	900	(900)	-	900	(900)	-	-	-	-	-	-	-
Technical Revisions	8	910	918	8	910	918	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(2,398)	-	(2,398)	(2,398)	-	(2,398)	-	-	-	-	-	-
At December 31, 2014	12,534	5,449	17,983	12,534	5,449	17,983	-	-	-	-	-	-
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	-	-	-	-	-	-	-	-	-	14,024	5,439	19,463
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	900	(900)	-
Technical Revisions	-	-	-	-	-	-	-	-	-	8	910	918
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(2,398)	-	(2,398)
At December 31, 2014	-	-	-	-	-	-	-	-	-	12,534	5,449	17,983

CANADA	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	20,863	10,453	31,316	20,850	10,450	31,300	13	3	16	8,167	5,685	13,852
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	2,105	2,013	4,118	2,105	2,013	4,118	-	-	-	2,654	2,889	5,543
Technical Revisions	1,544	(1,950)	(406)	1,543	(1,949)	(406)	1	(1)	-	2,368	1,970	4,338
Acquisitions	7,081	4,283	11,364	7,081	4,283	11,364	-	-	-	1,265	787	2,052
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(4,105)	-	(4,105)	(4,101)	-	(4,101)	(4)	-	(4)	(904)	-	(904)
At December 31, 2014	27,488	14,799	42,287	27,478	14,797	42,275	10	2	12	13,550	11,331	24,881
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	154,961	90,663	245,624	131,058	80,536	211,594	23,903	10,127	34,030	54,857	31,249	86,105
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	28,466	47,945	76,411	26,811	47,525	74,336	1,656	420	2,076	9,503	12,893	22,396
Technical Revisions	2,716	(4,631)	(1,915)	1,296	(4,536)	(3,240)	1,420	(95)	1,325	4,365	(752)	3,613
Acquisitions	11,589	7,055	18,644	11,589	7,055	18,644	-	-	-	10,278	6,246	16,524
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(20,318)	-	(20,318)	(17,191)	-	(17,191)	(3,127)	-	(3,127)	(8,395)	-	(8,395)
At December 31, 2014	177,414	141,032	318,446	153,563	130,580	284,143	23,852	10,452	34,304	70,608	49,635	120,243

22

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

FRANCE	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	34,391	18,394	52,785	34,391	18,394	52,785	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	1,049	2,195	3,244	1,049	2,195	3,244	-	-	-	-	-	-
Technical Revisions	4,181	(301)	3,880	4,181	(301)	3,880	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(4,019)	-	(4,019)	(4,019)	-	(4,019)	-	-	-	-	-	-
At December 31, 2014	35,602	20,288	55,890	35,602	20,288	55,890	-	-	-	-	-	-
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	11,031	3,269	14,300	11,031	3,269	14,300	-	-	-	36,230	18,939	55,168
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	1,049	2,195	3,244
Technical Revisions	(1,156)	(687)	(1,843)	(1,156)	(687)	(1,843)	-	-	-	3,989	(415)	3,574
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(4,019)	-	(4,019)
At December 31, 2014	9,875	2,582	12,457	9,875	2,582	12,457	-	-	-	37,249	20,719	57,967

GERMANY	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2014	-	-	-	-	-	-	-	-	-	-	-	-
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	2,784	3,856	6,640	2,784	3,856	6,640	-	-	-	464	643	1,107
Technical Revisions	21	6	27	21	6	27	-	-	-	4	1	5
Acquisitions	42,923	17,439	60,362	42,923	17,439	60,362	-	-	-	7,154	2,906	10,060
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(5,470)	-	(5,470)	(5,470)	-	(5,470)	-	-	-	(912)	-	(912)
At December 31, 2014	40,258	21,301	61,559	40,258	21,301	61,559	-	-	-	6,710	3,550	10,260

23

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

IRELAND	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2014	-	-	-	-	-	-	-	-	-	-	-	-
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	105,931	38,707	144,638	105,931	38,707	144,638	-	-	-	17,655	6,451	24,106
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	-	-	-
At December 31, 2014	105,931	38,707	144,638	105,931	38,707	144,638	-	-	-	17,655	6,451	24,106

NETHERLANDS	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	-	-	-	-	-	-	-	-	-	61	99	160
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	14	9	23
Technical Revisions	-	-	-	-	-	-	-	-	-	7	(5)	2
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	-	-	-	-	-	-	-	-	-	(28)	-	(28)
At December 31, 2014	-	-	-	-	-	-	-	-	-	54	103	157
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	36,750	44,592	81,342	36,750	44,592	81,342	-	-	-	6,186	7,531	13,717
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	6,741	4,950	11,691	6,741	4,950	11,691	-	-	-	1,138	834	1,972
Technical Revisions	7,606	(2,466)	5,140	7,606	(2,466)	5,140	-	-	-	1,275	(416)	859
Acquisitions	-	-	-	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(13,942)	-	(13,942)	(13,942)	-	(13,942)	-	-	-	(2,352)	-	(2,352)
At December 31, 2014	37,155	47,076	84,231	37,155	47,076	84,231	-	-	-	6,247	7,949	14,196

24

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

UNITED STATES	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	477	1,340	1,817	477	1,340	1,817	-	-	-	12	66	78
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(10)	(2)	(12)	(10)	(2)	(12)	-	-	-	(2)	(8)	(10)
Production	(18)	-	(18)	(18)	-	(18)	-	-	-	-	-	-
At December 31, 2014	449	1,338	1,787	449	1,338	1,787	-	-	-	10	58	68
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-	-	-	-
Acquisitions	297	1,605	1,902	297	1,605	1,902	-	-	-	539	1,674	2,212
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(54)	(203)	(257)	(54)	(203)	(257)	-	-	-	(21)	(44)	(65)
Production	-	-	-	-	-	-	-	-	-	(18)	-	(18)
At December 31, 2014	243	1,402	1,645	243	1,402	1,645	-	-	-	500	1,630	2,129

TOTAL COMPANY	Total Crude Oil			Light and Medium Crude Oil			Heavy Oil			Natural Gas Liquids
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
At December 31, 2013	69,278	34,286	103,564	69,265	34,283	103,548	13	3	16	8,228	5,784	14,012
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	4,054	3,308	7,362	4,054	3,308	7,362	-	-	-	2,668	2,898	5,566
Technical Revisions	5,733	(1,341)	4,392	5,732	(1,340)	4,392	1	(1)	-	2,375	1,965	4,340
Acquisitions	7,558	5,623	13,181	7,558	5,623	13,181	-	-	-	1,277	853	2,130
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(10)	(2)	(12)	(10)	(2)	(12)	-	-	-	(2)	(8)	(10)
Production	(10,540)	-	(10,540)	(10,536)	-	(10,536)	(4)	-	(4)	(932)	-	(932)
At December 31, 2014	76,073	41,874	117,947	76,063	41,872	117,935	10	2	12	13,614	11,492	25,106
	Total Natural Gas			Conventional Natural Gas			Unconventional Natural Gas			BOE
			Proved +			Proved +			Proved +			Proved +
Proved Probable P+P (1) (2)	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
Factors	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(Mboe)	(Mboe)	(Mboe)
At December 31, 2013	308,673	177,231	485,904	284,770	167,104	451,874	23,903	10,127	34,030	128,952	69,609	198,559
Discoveries	-	-	-	-	-	-	-	-	-	-	-	-
Extensions & Improved Recovery	37,991	56,751	94,742	36,336	56,331	92,667	1,656	420	2,076	13,054	15,665	28,719
Technical Revisions	9,187	(7,778)	1,409	7,767	(7,683)	84	1,420	(95)	1,325	9,640	(672)	8,969
Acquisitions	54,809	26,099	80,908	54,809	26,099	80,908	-	-	-	17,971	10,825	28,796
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	(54)	(203)	(257)	(54)	(203)	(257)	-	-	-	(21)	(44)	(65)
Production	(39,730)	-	(39,730)	(36,603)	-	(36,603)	(3,127)	-	(3,127)	(18,094)	-	(18,094)
At December 31, 2014	370,876	252,100	622,976	347,025	241,648	588,673	23,852	10,452	34,304	151,502	95,383	246,884

Notes:

(1)	"Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(2)	"Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(3)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

25

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following three years. The pace of development of these reserves is influenced by many factors, including but not limited to, the outcomes of yearly drilling and reservoir evaluations, changes in commodity pricing, changes in capital allocations, changing technical conditions, regulatory changes and impact of future acquisitions and dispositions. As new information becomes available these reserves are reviewed and development plans are revised accordingly.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Timing of Initial Undeveloped Reserves Assignment

Undeveloped Reserves Attributed in Current Year

	Light & Medium Crude Oil		Conventional Natural Gas		Unconventional Natural Gas		Natural Gas Liquids		Total Oil Equivalent
	(Mbbl)		(MMcf)		(MMcf)		(Mbbl)		(Mboe)
	First		First		First		First		First
	Attributed (1)	Booked	Attributed (1)	Booked	Attributed (1)	Booked	Attributed (1)	Booked	Attributed (1)	Booked
Proved
Prior to 2011	4,627	6,588	6,454	107,633	4,943	12,958	268	751	6,795	27,438
2011	3,365	8,127	6,246	114,422	-	11,451	156	743	4,562	29,849
2012	3,378	9,062	10,998	121,962	-	10,939	415	1,051	5,626	32,263
2013	4,293	13,007	38,720	167,927	8,191	12,389	3,543	4,734	15,655	47,793
2014	5,614	15,434	26,111	170,763	-	11,610	2,175	7,942	12,140	53,772
Probable
Prior to 2011	6,306	12,417	8,106	38,296	2,435	8,066	342	931	8,405	21,075
2011	5,707	15,734	11,191	47,687	-	5,761	280	937	7,852	25,580
2012	3,910	17,536	8,714	75,358	-	8,340	360	1,276	5,723	32,762
2013	7,967	17,797	53,927	115,066	5,338	7,085	3,742	4,640	21,587	42,795
2014	6,541	22,050	60,779	163,645	-	6,741	3,762	9,615	20,432	60,063

Note:

(1) “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year

26

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Future Development Costs (1)

The table below sets out the future development costs deducted in the estimation of future net revenue attributable to total proved reserves and total proved plus probable reserves (using forecast prices and costs).

	Total Proved	Total Proved Plus Probable
(M$)	Estimated Using Forecast Prices and Costs	Estimated Using Forecast Prices and Costs
Australia
2015	81,700	81,700
2016	78,438	78,438
2017	21,120	21,120
2018	36,506	36,506
2019	13,747	13,747
Remainder	14,021	14,021
Total for all years undiscounted	245,532	245,532
Canada
2015	166,244	200,656
2016	192,500	269,800
2017	98,904	265,047
2018	55,131	156,202
2019	11,784	25,639
Remainder	9,543	14,173
Total for all years undiscounted	534,106	931,517
France
2015	31,772	67,540
2016	32,483	73,283
2017	10,032	83,687
2018	19,018	52,090
2019	6,395	41,807
Remainder	24,321	24,321
Total for all years undiscounted	124,021	342,728
Germany
2015	653	4,778
2016	6,887	6,887
2017	384	384
2018	65	65
2019	67	67
Remainder	-	(1)
Total for all years undiscounted	8,056	12,180
Ireland
2015	60,029	60,029
2016	9,450	9,450
2017	-	-
2018	-	-
2019	1,882	1,882
Remainder	17,681	17,681
Total for all years undiscounted	89,042	89,042

27

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Netherlands
2015	6,920	7,795
2016	1,871	6,934
2017	416	18,628
2018	28,678	35,767
2019	433	11,479
Remainder	6,575	6,574
Total for all years undiscounted	44,893	87,177
United States
2015	8,190	10,920
2016	-	23,669
2017	-	-
2018	-	-
2019	-	-
Remainder	-	-
Total for all years undiscounted	8,190	34,589
Total Company
2015	355,508	433,418
2016	321,629	468,461
2017	130,856	388,866
2018	139,398	280,630
2019	34,308	94,621
Remainder	72,141	76,769
Total for all years undiscounted	1,053,840	1,742,765

Note:

(1)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth above. See “Forecast Prices used in Estimates”. The NGL price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from Vermilion’s existing credit facility, equity or debt financing. It is anticipated that costs of funding the future development costs will not impact development of its properties or Vermilion’s reserves or future net revenue.

Oil and Gas Properties and Wells (1) (2)

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2014:

	Oil				Natural Gas
	Producing		Non-Producing		Producing		Non-Producing
	Gross Wells (3)	Net Wells (4)	Gross Wells (3)	Net Wells (4)	Gross Wells (3)	Net Wells (4)	Gross Wells (3)	Net Wells
Canada
Alberta	492	339	147	90	635	443	267	190
Saskatchewan	127	108	11	11	-	-	-	-
Total Canada	619	447	158	101	635	443	267	190
Australia	18	18	-	-	-	-	-	-
France	333	322	90	85	-	-	2	2
Germany	-	-	-	-	16	4	1	-
Ireland	-	-	-	-	-	-	6	1
Netherlands	-	-	-	-	50	34	16	13
United States	6	3	-	-	-	-	-	-
Total Vermilion	976	790	248	186	701	481	292	206

Notes:

(1)	Well counts are based on wellbores.
(2)	Wells for Australia and Ireland are located offshore.

(3) "Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.

(4)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.

28

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Costs Incurred

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2014:

	Acquisition Costs
	Proved	Unproved	Exploration	Development	Total
(M$)	Properties	Properties	Costs	Costs	Costs
Australia	-	-	-	44,283	44,283
Canada	249,485	168,334	45,157	291,046	754,022
France	-	-	11,833	136,019	147,852
Germany	156,806	16,065	-	2,747	175,618
Ireland	-	-	-	94,439	94,439
Netherlands	-	-	12,045	49,695	61,740
United States	11,175	-	-	460	11,635
Total	417,466	184,399	69,035	618,689	1,289,589

Acreage

The following table summarizes the acreage for the year ended December 31, 2014:

	Developed (1)		Undeveloped		Total	Total
(M$)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net
Australia	20,200	20,200	39,400	39,400	59,600	59,600
Canada	481,700	313,700	679,600	582,300	1,161,300	896,000
France	218,100	208,900	344,900	344,900	563,000	553,800
Germany	31,400	7,800	175,900	44,000	207,300	51,800
Hungary	-	-	116,300	116,300	116,300	116,300
Ireland	7,200	1,300	-	-	7,200	1,300
Netherlands	72,600	44,800	1,422,500	800,900	1,495,100	845,700
United States	1,800	1,200	102,300	67,100	104,100	68,300
Total	833,000	597,900	2,880,900	1,994,900	3,713,900	2,592,800

Notes:

(1) “Developed” means the acreage assigned to productive wells based on applicable regulations.

(2) “Gross” means the total acreage in which Vermilion has a working interest, directly or indirectly.

(3) “Net” means the total acreage in which Vermilion has a working interest, directly or indirectly, multiplied by the percentage working interest of Vermilion.

29

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Exploration and Development Activities

The following table sets forth the number of development and exploration wells which Vermilion completed during its 2014 financial year:

	Exploration Wells		Development Wells
	Gross (1)	Net (2)	Gross (1)	Net (2)
Australia
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Canada
Oil	-	-	50.0	37.0
Gas	2.0	1.3	21.0	11.0
Standing	-	-	-	-
Dry Holes	-	-	1.0	1.0
Total Completed	2.0	1.3	72.0	49.0
France
Oil	-	-	6.0	5.5
Gas	-	-	-	-
Service	-	-	1.0	1.0
Standing	-	-	-	-
Dry Holes	1.0	1.0	-	-
Total Completed	1.0	1.0	7.0	6.5
Germany
Oil	-	-	-	-
Gas	-	-	1.0	0.3
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	1.0	0.3
Ireland
Oil	-	-	-	-
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	-	-
Netherlands
Oil	-	-	-	-
Gas	-	-	3.0	1.4
Standing	-	-	-	-
Dry Holes	3.0	2.4	1.0	0.9
Total Completed	3.0	2.4	4.0	2.3
United States
Oil	-	-	1.0	0.7
Gas	-	-	-	-
Standing	-	-	-	-
Dry Holes	-	-	-	-
Total Completed	-	-	1.0	0.7
Total Company
Oil	-	-	57.0	43.2
Gas	2.0	1.3	25.0	12.7
Service	-	-	1.0	1.0
Standing	-	-	-	-
Dry Holes	4.0	3.4	2.0	1.9
Total Completed	6.0	4.7	85.0	58.8

Notes:

(1) "Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.

(2)	"Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

30

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

In December, 2014, Vermilion had initially announced a $525 million 2015 capital program with activities planned in Australia, Canada, France, Ireland, the Netherlands, Germany and the United States. Subsequently in February 2015, Vermilion announced a reduction in budgeted 2015 capital expenditures to $415 million. Key development expenditures in 2015 include drilling activity targeting high-netback European gas in the Netherlands and Germany, and the continued development of our Cardium and Saskatchewan oil plays and Mannville liquids-rich gas opportunities in Canada. In Australia, the reduction of the capital program resulted in the deferral and potential cancellation of our planned Q1 2015 drilling program. In Ireland, remaining work includes terminal commissioning and finalization of operating permits in advance of first gas from Corrib, anticipated in mid-2015.

Properties with No Attributed Reserves

The following table sets out Vermilion's properties with no attributed reserves as at December 31, 2014:

	Properties with No Attributed Reserves
Country	Gross Acres (1)	Net Acres
Australia	39,400	39,400
Canada	341,100	292,300
France	344,900	344,900
Germany	175,800	44,000
Hungary	116,300	116,300
Ireland	-	-
Netherlands	1,422,500	800,900
United States	96,400	63,300
Total	2,536,400	1,701,100

Notes:

(1)	"Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)	"Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop and exploit approximately 71,000 (69,000 net) acres in Canada, 4,000 (2,900 net) acres in the United States, and 66,000 (66,000 net) acres in France to expire within one year, unless the Company initiates the capital activity necessary to retain the rights. No such rights are expected to expire within one year for Australia, Germany, Hungary, Ireland and the Netherlands. Work commitments on these lands are categorized as seismic acquisition, geophysical studies or well commitments. Vermilion currently has no material work commitments in Australia, Canada and the United States. Vermilion's work commitments with respect to its European lands held are estimated to be $5 million in the next year.

Contingent and Prospective Resources

The GLJ Resources Assessment estimated contingent resources of 103.1 million boe (low estimate) to 408.0 million boe (high estimate), with a best estimate of 293.4 million boe and prospective resources of 308.3 million boe (low estimate) to 900.2 million boe (high estimate), with a best estimate of 601.6 million boe.  Contingent and prospective resources are in addition to reserves estimated in the GLJ Report.

Summary information regarding contingent and prospective resources and net present values of future net revenues from contingent and prospective resources are set forth below and are derived, in each case, from the GLJ Resources Assessment. The GLJ Resources Assessment was prepared in accordance with COGEH and NI-51-101 by GLJ, an independent qualified reserve evaluator.

31

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Company Contingent and Prospective Resources as at December 31, 2014 (1) (2) - Forecast Prices and Costs (3) (4)

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Crude Oil and NGLs	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
Australia	17,983	1,350	3,950	6,200	-	1,207	3,046	1,350	3,950	6,200	-	1,207	3,046
Canada	67,168	38,923	109,571	151,394	99,092	215,169	335,029	30,165	83,004	113,008	77,132	165,088	253,483
France	55,890	16,714	32,640	49,379	3,478	12,512	34,866	15,797	30,639	46,388	3,325	11,553	33,074
Germany	-	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-	-	-	-	-	-
Netherlands	157	14	44	1,116	149	264	1,262	14	44	1,116	149	264	1,262
United States	1,855	-	8,482	8,482	-	-	-	-	6,998	6,998	-	-	-
Total	143,053	57,001	154,687	216,571	102,719	229,152	374,203	47,326	124,635	173,710	80,606	178,112	290,865

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Natural Gas	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)	(MMcf)
Australia	-	-	-	-	-	-	-	-	-	-	-	-	-
Canada	318,446	260,803	772,308	1,055,506	1,031,549	1,869,590	2,475,894	238,734	703,634	952,492	958,760	1,730,748	2,283,476
France	12,457	475	1,330	2,613	-	-	-	449	1,257	2,469	-	-	-
Germany	61,559	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	144,638	6,359	23,842	35,734	-	-	-	6,359	23,842	35,734	-	-	-
Netherlands	84,231	8,704	27,539	47,394	202,035	365,182	680,499	8,704	27,539	47,394	202,035	365,182	680,499
United States	1,645	-	7,300	7,300	-	-	-	-	6,022	6,022	-	-	-
Total	622,976	276,341	832,319	1,148,547	1,233,584	2,234,772	3,156,393	254,246	762,294	1,044,111	1,160,795	2,095,930	2,963,975

	Gross	Gross						Net
	Reserves	Contingent Resources			Prospective Resources			Contingent Resources			Prospective Resources
	P+P	Low	Best	High	Low	Best	High	Low	Best	High	Low	Best	High
Total Oil Equivalent	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)	(Mboe)
Australia	17,983	1,350	3,950	6,200	-	1,207	3,046	1,350	3,950	6,200	-	1,207	3,046
Canada	120,243	82,390	238,290	327,312	271,016	526,767	747,678	69,954	200,276	271,757	236,925	453,546	634,062
France	57,967	16,793	32,862	49,814	3,478	12,512	34,866	15,871	30,849	46,800	3,325	11,553	33,074
Germany	10,260	-	-	-	-	-	-	-	-	-	-	-	-
Ireland	24,106	1,060	3,974	5,956	-	-	-	1,060	3,974	5,956	-	-	-
Netherlands	14,196	1,464	4,634	9,015	33,822	61,128	114,679	1,464	4,634	9,015	33,822	61,128	114,679
United States	2,129	-	9,698	9,698	-	-	-	-	8,001	8,001	-	-	-
Total	246,884	103,057	293,408	407,995	308,316	601,614	900,269	89,699	251,684	347,729	274,072	527,434	784,861

32

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Summary of Net Present Value of Future Net Revenues as at December 31, 2014 - Forecast Prices and Costs (3)

Contingent Resources	Before Income Taxes, Discounted at (5)				After Income Taxes, Discounted at (5)
(M$)	0%	5%	8%	10%	0%	5%	8%	10%
Low Estimate (C1) (6)
Australia	53,588	36,337	28,793	24,638	9,903	3,796	1,318	26
Canada	2,095,806	1,211,845	901,127	747,500	1,563,303	873,722	634,037	516,572
France	1,204,380	661,229	474,985	384,557	789,158	410,775	283,929	223,171
Germany	-	-	-	-	-	-	-	-
Ireland	26,010	13,311	8,376	5,846	26,010	13,311	8,376	5,846
Netherlands	30,396	16,766	11,216	8,274	15,020	4,981	1,049	(979)
United States	-	-	-	-	-	-	-	-
Total Low Estimate	3,410,180	1,939,488	1,424,497	1,170,815	2,403,394	1,306,585	928,709	744,636
Best Estimate (C2) (7)
Australia	284,255	200,400	164,163	144,286	103,353	68,354	53,704	45,831
Canada	6,459,393	3,570,683	2,589,387	2,111,760	4,818,494	2,586,094	1,831,852	1,466,556
France	2,360,314	1,292,886	932,442	758,266	1,547,524	807,329	562,967	446,486
Germany	-	-	-	-	-	-	-	-
Ireland	154,048	63,672	39,612	29,455	154,048	63,672	39,612	29,455
Netherlands	148,184	93,040	70,699	58,839	78,990	42,647	28,323	20,855
United States	374,344	181,832	122,734	95,296	243,284	115,575	76,064	57,643
Total Best Estimate	9,780,538	5,402,513	3,919,037	3,197,902	6,945,693	3,683,671	2,592,522	2,066,826
High Estimate (C3) (8)
Australia	553,551	390,331	320,676	282,676	222,157	151,267	121,670	105,741
Canada	9,925,528	5,423,537	3,955,769	3,252,645	7,404,229	3,961,260	2,843,018	2,309,361
France	3,948,744	2,142,264	1,549,595	1,265,979	2,589,524	1,357,470	959,971	771,728
Germany	-	-	-	-	-	-	-	-
Ireland	346,330	128,788	80,411	61,194	346,330	128,788	80,411	61,194
Netherlands	369,732	241,527	189,883	162,531	198,799	118,282	86,830	70,491
United States	374,344	181,832	122,734	95,296	243,284	115,575	76,064	57,643
Total High Estimate	15,518,229	8,508,279	6,219,068	5,120,321	11,004,323	5,832,642	4,167,964	3,376,158

Prospective Resources	Before Income Taxes, Discounted at (5)				After Income Taxes, Discounted at (5)
(M$)	0%	5%	8%	10%	0%	5%	8%	10%
Low Estimate (Pr1) (6)
Australia	-	-	-	-	-	-	-	-
Canada	5,138,207	1,799,192	942,409	596,896	3,827,943	1,216,719	565,019	308,857
France	240,765	108,770	68,603	50,665	149,458	62,138	36,495	25,322
Germany	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-
Netherlands	1,569,880	707,181	475,734	374,648	840,417	344,972	211,133	153,483
United States	-	-	-	-	-	-	-	-
Total Low Estimate	6,948,852	2,615,143	1,486,746	1,022,209	4,817,818	1,623,829	812,647	487,662
Best Estimate (Pr2) (7)
Australia	115,650	73,506	56,869	48,203	46,695	28,681	21,730	18,160
Canada	15,779,806	6,480,938	3,975,248	2,911,534	11,769,017	4,661,647	2,770,999	1,977,330
France	822,384	388,117	254,918	194,691	533,257	234,616	146,329	107,336
Germany	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-
Netherlands	3,529,396	1,693,769	1,196,675	975,168	1,904,042	881,861	602,841	479,314
United States	-	-	-	-	-	-	-	-
Total Best Estimate	20,247,236	8,636,330	5,483,710	4,129,596	14,253,011	5,806,805	3,541,899	2,582,140
High Estimate (Pr3) (8)
Australia	356,273	214,338	162,747	136,788	148,981	88,333	66,497	55,578
Canada	28,841,614	11,940,966	7,525,330	5,652,671	21,515,226	8,730,765	5,414,330	4,016,964
France	2,663,885	1,204,684	784,942	600,089	1,745,296	748,687	471,094	351,229
Germany	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-
Netherlands	7,454,176	3,747,532	2,709,105	2,236,659	4,053,657	2,003,614	1,427,834	1,166,840
United States	-	-	-	-	-	-	-	-
Total High Estimate	39,315,948	17,107,520	11,182,124	8,626,207	27,463,160	11,571,399	7,379,755	5,590,611

33

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Notes:

(1)	The contingent and prospective resource assessments were prepared by GLJ in accordance with the definitions, standards and procedures contained in the COGEH and NI 51-101. Contingent resource is defined in the COGEH as those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. See "Presentation of Oil and Gas Reserves and Production Information - Contingent Resources" for the primary contingencies which prevent the classification of the resources as reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that Vermilion will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated, as at a given date, and that the resources can be profitably produced in the future. The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production therefrom may be greater than or less than the estimates provided herein. Prospective resource is defined in the COGEH are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources or that Vermilion will produce any portion of the volumes currently classified as prospective resources. The estimates of prospective resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the prospective resources does not necessarily represent the fair market value of the prospective resources. The recovery and resources estimates provided herein are estimates only. Actual prospective resources (and any volumes that may be reclassified as reserves or contingent resources) and future production from such prospective resources may be greater than or less than the estimates provided herein.
(2)	GLJ prepared the estimates of contingent and prospective resources shown for each property using deterministic principles and methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table.
(3)	The forecast price and cost assumptions utilized in the year-end 2014 reserves report were also utilized by GLJ in preparing the contingent resource and prospective resource assessments. See ”GLJ December 31, 2014 Forecast Prices” in Vermilion’s Annual Information Form for the year ended December 31, 2014.

(4) "Gross” Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of Vermilion. "Net” Reserves or Contingent Resources or Prospective Resources are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in Reserves or Contingent Resources or Prospective Resources.

(5)	The net present value of future net revenue attributable to the contingent or prospective resources does not necessarily represent the fair market value of the contingent or prospective resources. Estimated abandonment and reclamation costs have been included in the evaluation.
(6)	Low estimate is considered to be a conservative estimate of the quantity of contingent (C1) or prospective (Pr1) resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those contingent or prospective resources at the low end of the estimate range have the highest degree of certainty - a 90% confidence level - that the actual quantities recovered will be equal or exceed the estimate.
(7)	Best estimate is considered to be the best estimate of the quantity of contingent (C2) or prospective (Pr2) resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those contingent or prospective resources that fall within the best estimate have a 50% confidence level that the actual quantities recovered will be equal or exceed the estimate.
(8)	High estimate is considered to be an optimistic estimate of the quantity of contingent (C3) or prospective (Pr3) resources that will actually be recovered. It is unlikely that the actual remaining quantities of contingent or prospective resources recovered will meet or exceed the high estimate. Those contingent or prospective resources at the high end of the estimate range have a lower degree of certainty - a 10% confidence level - that the actual quantities recovered will equal or exceed the estimate.

Abandonment and Reclamation Costs

Vermilion has estimated its abandonment costs by determining amounts for facility decommissioning and reclamation costs (including salvage) by area in Australia, Canada, France, Germany, Ireland, the Netherlands and United States. As well, Vermilion has determined abandonment costs (including salvage) and reclamation costs per well, by area and applied this amount to its net wells in each of the countries. The number of net wells to be abandoned is 1,118 in Canada, 578 in France, five in Germany, 63 in the Netherlands, 20 in Australia, one in Ireland and seven in the United States.

The total proved plus probable forecasted costs including future drilling locations, net of salvage, as estimated in the GLJ Report, is set forth in the following table:

Country	Undiscounted (M$)	Discounted at 10% (M$)
Australia	42,893	11,998
Canada	60,935	16,368
France	238,496	39,065
Germany	10,808	1,568
Ireland	67,973	8,110
Netherlands	54,681	28,459
United States	554	35
Total	476,340	105,603

34

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Costs associated with abandonment of surface facilities, well site reclamation, pipeline abandonments, non-producing wells, remediation and reclamation costs, not including downhole costs listed above, were estimated by management of the Company as:

Country	Facilities Undiscounted (M$)	Discounted at 10% (M$)
Australia	200,037	35,867
Canada	166,855	28,778
France	207,136	10,357
Germany	-	-
Ireland	-	-
Netherlands	122,129	61,371
United States	-	-
Total	696,157	136,373

In the next three years, as estimated in the GLJ Report, Vermilion expects to pay abandonment and reclamation costs of:

Country	Undiscounted (M$)	Discounted at 10% (M$)
Australia	-	-
Canada	3,365	3,002
France	2,092	1,841
Germany	-	-
Ireland	-	-
Netherlands	10,943	9,430
United States	-	-
Total	16,400	14,273

Tax Information

Vermilion pays current taxes in France, the Netherlands and Australia. Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions. In France, taxable income is taxed at 34.4%. In addition, a 10.7% temporary surtax is applicable for tax year 2014 and 2015 if annual revenue exceeds €250 million. The France business unit is not subject to the 10.7% surtax for 2014. In 2012, the France government enacted a new 3% tax on dividend distributions made by entities subject to corporate income tax in France. The tax applies to any dividends paid on or after April 17, 2012 and is not recovered by any tax treaties or deductible for French corporate income tax purposes. Vermilion did not pay any dividends from its French entities in 2014. In the Netherlands, taxable income is taxed at a rate of approximately 46%. As a function of the impact of Vermilion’s Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

The following table sets forth Vermilion’s tax pools as at December 31, 2014:

(M$)	Oil and Gas Assets		Tax Losses (1)	Other	Total
Australia	219,273	(2)	-	-	219,273
Canada	1,128,614	(2)	326,300	6,299	1,461,213
France	403,201	(3)	-	-	403,201
Germany	134,550	(4)	17,348	17,004	168,902
Ireland	897,528	(1)	332,140	-	1,229,668
Netherlands	59,032	(4)	-	-	59,032
United States	12,072	(2)	395	-	12,467
Total	2,854,270		676,183	23,303	3,553,756

Notes:

(1)	Deductible at 100% against taxable income.
(2)	Deduction calculated using various declining balance rates.
(3)	Deduction calculated using a combination of straight-line over the assets life and unit of production method.
(4)	Deduction calculated using a unit of production method.

35

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Production Estimates

The following table sets forth the volume of production estimated for the year ended December 31, 2015 as reflected in the estimates of gross proved reserves and gross proved plus probable reserves in the GLJ Report:

Light and Medium Oil		Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(bbl/d)	(bbl/d)	(Mcf/d)	(bbl/d)	(boe/d)
Australia
Proved	6,161	-	-	-	6,161
Proved Plus Probable	6,932	-	-	-	6,932
Canada
Proved	10,891	7	66,028	4,338	26,240
Proved Plus Probable	11,783	8	78,215	5,084	29,911
France
Proved	10,641	-	688	-	10,756
Proved Plus Probable	11,750	-	694	-	11,865
Germany
Proved	-	-	16,785	-	2,797
Proved Plus Probable	-	-	17,760	-	2,960
Ireland
Proved	-	-	28,799	-	4,800
Proved Plus Probable	-	-	28,948	-	4,825
Netherlands
Proved	-	-	23,577	48	3,977
Proved Plus Probable	-	-	31,337	64	5,287
United States
Proved	257	-	17	1	260
Proved Plus Probable	415	-	22	1	420
Total Proved	27,950	7	135,894	4,387	54,991
Total Proved Plus Probable	30,880	8	156,976	5,149	62,200

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year. Vermilion had no production from its Ireland assets in 2014. Light and medium crude oil average net prices received in the following table also includes immaterial amounts generated by the sale of heavy oil.

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Australia
Average Daily Production
Light and Medium Crude Oil (bbl/d)	7,110	6,483	6,567	6,134
Natural Gas (MMcf/d)	-	-	-	-
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Crude Oil ($/bbl)	127.26	126.87	119.07	90.37
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Crude Oil ($/bbl)	24.55	25.99	26.73	22.56
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Crude Oil ($/bbl)	102.71	100.88	92.34	67.81
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-

36

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Canada
Average Daily Production
Light and Medium Crude Oil (bbl/d)	9,437	12,676	11,469	11,384
Natural Gas (MMcf/d)	49.53	57.59	57.07	58.36
Natural Gas Liquids (bbl/d)	2,071	2,796	2,291	2,741
Average Net Prices Received
Light and Medium Crude Oil ($/bbl)	98.99	103.48	95.57	76.28
Natural Gas ($/Mcf)	5.50	4.60	4.44	3.74
Natural Gas Liquids ($/bbl)	78.19	77.67	69.65	49.74
Royalties
Light and Medium Crude Oil ($/bbl)	9.55	11.19	13.36	11.40
Natural Gas ($/Mcf)	0.34	0.30	0.40	0.25
Natural Gas Liquids ($/bbl)	16.23	14.76	13.43	9.34
Transportation
Light and Medium Crude Oil ($/bbl)	2.08	2.16	2.31	1.89
Natural Gas ($/Mcf)	0.17	0.17	0.17	0.15
Natural Gas Liquids ($/bbl)	3.10	2.51	3.47	2.61
Production Costs
Light and Medium Crude Oil ($/bbl)	11.82	9.73	9.17	10.68
Natural Gas ($/Mcf)	1.17	1.55	1.42	1.08
Natural Gas Liquids ($/bbl)	7.22	7.30	9.34	9.24
Netback Received
Light and Medium Crude Oil ($/bbl)	75.54	80.40	70.73	52.31
Natural Gas ($/Mcf)	3.82	2.58	2.45	2.26
Natural Gas Liquids ($/bbl)	51.64	53.10	43.41	28.55
France
Average Daily Production
Light and Medium Crude Oil (bbl/d)	10,771	11,025	11,111	11,133
Natural Gas (MMcf/d)	-	-	-	-
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Crude Oil ($/bbl)	117.54	117.29	107.99	79.25
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light and Medium Crude Oil ($/bbl)	7.35	7.34	7.07	6.07
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Transportation
Light and Medium Crude Oil ($/bbl)	4.75	5.07	4.80	3.94
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Crude Oil ($/bbl)	16.42	15.58	15.42	13.01
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Crude Oil ($/bbl)	89.02	89.30	80.70	56.23
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-

37

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Germany
Average Daily Production
Light and Medium Crude Oil (bbl/d)	-	-	-	-
Natural Gas (MMcf/d)	10.64	16.13	15.38	17.71
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	9.31	7.56	6.07	8.20
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	1.88	1.56	1.45	1.52
Natural Gas Liquids ($/bbl)	-	-	-	-
Transportation
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	0.44	0.72	0.48	0.13
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	1.62	1.39	1.57	1.76
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	5.37	3.89	2.57	4.79
Natural Gas Liquids ($/bbl)	-	-	-	-
Netherlands
Average Daily Production
Light and Medium Crude Oil (bbl/d)	-	-	-	-
Natural Gas (MMcf/d)	43.15	40.35	38.07	31.35
Natural Gas Liquids (bbl/d)	69	96	63	81
Average Net Prices Received
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	10.53	7.91	7.55	8.62
Natural Gas Liquids ($/bbl)	106.96	93.76	90.01	76.40
Royalties
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	0.57	0.19	0.27	0.41
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	1.56	1.74	1.54	2.15
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	8.40	5.98	5.74	6.06
Natural Gas Liquids ($/bbl)	106.96	93.76	90.01	76.40

38

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

United States
Average Daily Production
Light and Medium Crude Oil (bbl/d)	-	-	-	195
Natural Gas (MMcf/d)	-	-	-	-
Natural Gas Liquids (bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Crude Oil ($/bbl)	-	-	-	74.08
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Royalties
Light and Medium Crude Oil ($/bbl)	-	-	-	20.38
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Transportation
Light and Medium Crude Oil ($/bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Production Costs
Light and Medium Crude Oil ($/bbl)	-	-	-	13.44
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Netback Received
Light and Medium Crude Oil ($/bbl)	-	-	-	40.26
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/bbl)	-	-	-	-
Total
Average Daily Production
Light and Medium Crude Oil (bbl/d)	27,318	30,184	29,147	28,651
Natural Gas (MMcf/d)	103.32	114.07	110.52	107.00
Natural Gas Liquids (bbl/d)	2,140	2,892	2,354	2,822
Average Net Prices Received
Light and Medium Crude Oil ($/bbl)	114.07	113.00	105.21	81.16
Natural Gas ($/Mcf)	7.99	6.19	5.74	5.90
Natural Gas Liquids ($/bbl)	79.12	78.21	70.20	50.51
Royalties
Light and Medium Crude Oil ($/bbl)	6.05	7.73	8.18	6.45
Natural Gas ($/Mcf)	0.60	0.44	0.50	0.50
Natural Gas Liquids ($/bbl)	15.70	14.27	13.07	9.08
Transportation Costs
Light and Medium Crude Oil ($/bbl)	2.55	2.94	2.79	2.10
Natural Gas ($/Mcf)	0.30	0.34	0.30	0.28
Natural Gas Liquids ($/bbl)	3.00	2.43	3.37	2.53
Production Costs
Light and Medium Crude Oil ($/bbl)	17.14	14.86	15.21	14.76
Natural Gas ($/Mcf)	1.38	1.59	1.48	1.50
Natural Gas Liquids ($/bbl)	6.99	7.06	9.09	8.98
Netback Received
Light and Medium Crude Oil ($/bbl)	88.33	87.47	79.03	57.85
Natural Gas ($/Mcf)	5.71	3.82	3.46	3.62
Natural Gas Liquids ($/bbl)	53.43	54.45	44.67	29.92
39

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Marketing

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may also enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.

The following tables summarize Vermilion’s outstanding risk management positions as at December 31, 2014:

	Volume	Strike Price(s)
Crude Oil
WTI - Collar
January 2015 - March 2015	500 bbl/d	76.25 - 92.15 US $
January 2015 - June 2015 (1)	250 bbl/d	75.00 - 82.75 US $
Dated Brent - Collar
January 2015 - March 2015	500 bbl/d	78.75 - 89.63 US $
Dated Brent - Swap
January 2015 (2)	500 bbl/d	101.55 US $
January 2015 - March 2015 (3)	250 bbl/d	91.95 US $
February 2015 (4)	500 bbl/d	103.80 US $
March 2015 (5)	250 bbl/d	110.40 US $
MSW - Fixed Price Differential (Physical)
November 2014 - March 2015	1,042 bbl/d	WTI less 6.85 US $
January 2015 - March 2015	2,098 bbl/d	WTI less 7.39 US $
LSB - Fixed Price Differential (Physical)
October 2014 - March 2015	830 bbl/d	WTI less 10.00 US $
January 2015 - March 2015	524 bbl/d	WTI less 8.60 US $

Notes

(1) The contracted volumes increase to 750 boe/d for any monthly settlement periods above the contracted ceiling price.

(2) On March 31, 2015, the counterparty has the option to extend the swap for the period of April to June 2015 for 1,000 boe/d at the contracted price.

(3) On March 31, 2015, the counterparty has the option to extend the swap for the period of April to June 2015 for 500 boe/d at the contracted price.

(4) On June 30, 2015, the counterparty has the option to extend the swap for the period of July to September 2015 for 1,000 boe/d at the contracted price.

(5) On September 30, 2015, the counterparty has the option to extend the swap for the period of October to December 2015 for 500 boe/d at the contracted price.

North American Natural Gas	Volume	Strike Price(s)
AECO - Collar
April 2014 - March 2015	2,500 GJ/d	3.60 - 4.08 CAD $
November 2014 - March 2015	2,500 GJ/d	3.60 - 4.27 CAD $
April 2015 - October 2015	2,500 GJ/d	2.75 - 3.52 CAD $
April 2015 - December 2015	2,500 GJ/d	2.75 - 3.52 CAD $
AECO Basis - Fixed Price Differential
January 2015 - December 2015	5,000 mmbtu/d	Nymex HH less 0.68 US $
Nymex HH - Collar
November 2014 - March 2015	10,000 mmbtu/d	3.50 - 5.00 US $
January 2015 - March 2015	10,000 mmbtu/d	3.70 - 5.10 US $
April 2015 - October 2015	10,000 mmbtu/d	3.36 - 4.01 US $
April 2015 - December 2015	2,500 mmbtu/d	3.50 - 4.11 US $
Nymex HH - Swap
January 2015	2,500 mmbtu/d	4.53 US $
January 2015 - March 2015	5,000 mmbtu/d	4.38 US $

40

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

European Natural Gas	Volume	Strike Price(s)
TTF - Collar
January 2015 - December 2015	2,592 GJ/d	6.11 - 6.83 EUR €
TTF - Swap
January 2015 - March 2015	4,392 GJ/d	6.47 EUR €
January 2015 - December 2015	11,664 GJ/d	6.45 EUR €
January 2015 - March 2016	5,184 GJ/d	6.40 EUR €
January 2015 - June 2016	2,592 GJ/d	6.07 EUR €
February 2015	2,592 GJ/d	6.46 EUR €
February 2015 - March 2016	5,184 GJ/d	6.24 EUR €
April 2015 - December 2015	2,592 GJ/d	6.30 EUR €
April 2015 - March 2016	5,832 GJ/d	6.18 EUR €

	Volume	Strike Price(s)
Electricity
AESO - Swap (Physical)
January 2013 - December 2015	72.0 MWh/d	53.17 CAD $

US Dollar	Volume	Strike Price(s)
USD - Collar
January 2015 - March 2015	7,000,000 US $/month	1.140 - 1.184 CAD $
January 2015 - March 2015 (1)	15,500,000 US $/month	1.140 - 1.157 CAD $

Note

(1) Vermilion has upside participation on this hedge up to the limit price of 1.222 CAD; above which, settlement will occur at the conditional call level of 1.157 CAD.

From time to time Vermilion enters into new risk management positions. Information regarding outstanding risk management positions is available on Vermilion’s website at www.vermilionenergy.com/ir/hedging.cfm.

41

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY INC.

Management

Vermilion’s board of directors currently consists of eleven directors. The directors are nominated by the Company and elected annually by Shareholders and hold office until the next meeting of Shareholders (unless otherwise ceasing to act as a director prior to such meeting). As at February 27, 2015, the directors and officers of Vermilion, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,978,737 common shares representing approximately 3.7% of the issued and outstanding common shares.

The following table sets forth certain information respecting the current directors and officers of Vermilion. References to Vermilion in the following table for dates prior to the Conversion Arrangement refer to VRL and to the Company following the date of the Conversion Arrangement.

Directors:

Name and Municipality of Residence	Committee(s)	Office Held	Year First Elected or Appointed as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta Canada		Chief Executive Officer and Director	1994	Since March 2014, Chief Executive Officer of Vermilion 2003 – March 2014, President and Chief Executive Officer of Vermilion
W. Kenneth Davidson Oakville, Ontario Canada	(2) (3)	Director	2005	Since 2000, Director of Millar Western Forest Products Ltd., a private forest products company 2009 to 2011, Director of Realex Properties Corp., a public real estate company
Claudio A. Ghersinich Calgary, Alberta Canada	(2) (5)	Director	1994

Since 2011, Chairman of ArPetrol Energy Inc., a public oil and gas company

Since 2010, Director of Valeura Energy Inc., a public oil and gas company

Since 2005, President of Carrera Investments Corp., a private investment company

Joseph F. Killi Calgary, Alberta Canada	(2) (3)	Director	1999

Since 2011, Director of Network Capital Management Inc., a private investment management company

Since 2008, President and Chief Executive Officer and Director of Wilmington Capital Management Inc., a public investment company

Since 1993, President of Rosebridge Capital Corp. Inc., a private real estate investment company

January 2011 to December 2011, Executive Chairman of Parkbridge Lifestyle Communities Inc., a private real estate company

2005 to 2011, Vice Chairman and Director of Realex Properties Corp., a public real estate company

2004 to 2011, Executive Chairman and Director of Parkbridge Lifestyle Communities Inc., a public real estate company

Loren M. Leiker Houston, Texas USA	(5)	Director	2012

Since 2012, Director of SM Energy, a public energy company

Since 2012, Director of Midstates Petroleum, a public exploration and production company

2008 to 2011, Senior Executive VP Exploration, EOG Resources, a public oil and gas company

Larry J. Macdonald Okotoks, Alberta Canada	(1) (2) (3) (4) (5)	Director and Chairman of the Board	2002

Since 2012, Chairman Northpoint Resources, a private oil and gas company

Since 2003, Chairman & Chief Executive Officer and Director of Point Energy Ltd., a private oil and gas company

2003 to 2012, Managing Director of Northpoint Energy Ltd., a private oil and gas company

William F. Madison Sugar Land, Texas USA	(2) (4) (5)	Director	2004

Since 2011, Director of Montana Tech Foundation, an independent, non-profit organization

Since 2007, Director of Canadian Oil Recovery and Remediation Enterprise, Inc., a public oil recovery and remediation company

42

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Timothy R. Marchant Calgary, Alberta Canada	(3) (4) (5)	Director	2010

Since 2013, Non-Executive Director of Cub Energy Inc., a public oil and gas company

Since 2009, Adjunct Professor of Strategy and Energy Geopolitics, Haskayne School of Business

2011 to 2013, Executive Chair of Anatolia Energy Corp., a public oil and gas company

Sarah E. Raiss Calgary, Alberta Canada	(3)	Director	2014

Since 2014, Director, Loblaw Companies Limited, a public food distributor company

Since 2012, Board Chair, Alberta Electric Systems Operator, a not-for-profit entity responsible for the planning and operation of the Alberta Interconnected Electric System

Since 2012, Director, Canadian Oil Sands Limited, a public oil company

Since 2011, Director, Commercial Metals Company, a public global, metals recycling, manufacturing, fabricating and trading company

2009 to 2014, Director, Shoppers Drug Mart Corporation, a public pharmacy products and services company

Kevin J. Reinhart Calgary, Alberta Canada	(6)	Director	2015

2013 to 2014, President & CEO, Nexen Energy, a CNOOC Limited Company, a public oil and gas company

2012 to 2013, Interim President & CEO, Director, Nexen Inc., a public oil and gas company

2009 to 2012, Executive Vice President & CFO, Nexen Inc., a public oil and gas company

2005 to 2011, Director, Canexus Ltd., a public chemical manufacturing and handling company

Catherine L. Williams Calgary, Alberta Canada	(6)	Director	2015

Since 2010, Chair of Compensation Committee, Enbridge Inc., a public energy transportation company

Since 2007, Director of Enbridge Inc., a public energy transportation company

Since 2007, Chair of Human Resources Committee, Enbridge Inc., a public energy transportation company

Since 2007, Owner and Managing Director, Options Canada Ltd., a private investment company

2009 to 2014, Director, Alberta Investment Management Corporation, an institutional investment fund manager

2009 to 2012, Director, Tim Hortons Inc., a publicly-traded restaurant chain in North America

Committees:

(1)	Chairman of the Board
(2)	Member of the Audit Committee
(3)	Member of the Governance and Human Resources Committee
(4)	Member of the Health, Safety and Environment Committee
(5)	Member of the Independent Reserves Committee
(6)	Appointed to the Board of Directors effective February 27, 2015

43

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Officers:

Name and Municipality of Residence	Office Held	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta Canada	Chief Executive Officer	Since March 2014, Chief Executive Officer of Vermilion 2003 – March 2014, President and Chief Executive Officer of Vermilion
Anthony (Tony) Marino Calgary, Alberta Canada	President & Chief Operating Officer	Since March 2014, President and Chief Operating Officer of Vermilion

May 2012 – March 2014, Executive Vice President and Chief Operating Officer of Vermilion

2009 to 2012, Director, President & CEO, Baytex Energy Corporation, a public oil and gas company
John D. Donovan Calgary, Alberta Canada	Executive Vice President Business Development	Since 2005, Executive Vice President, Business Development of Vermilion
Curtis W. Hicks Calgary, Alberta Canada	Executive Vice President & Chief Financial Officer	Since 2004, Executive Vice President and Chief Financial Officer of Vermilion
Mona Jasinski Calgary, Alberta Canada	Executive Vice President People	Since 2011, Executive Vice President People of Vermilion 2009 to 2011, Vice President People of Vermilion
Terry Hergott Calgary, Alberta Canada	Vice President Marketing	Since April 2012, Vice President, Marketing of Vermilion 1996 to 2012, Canadian Supply and Trading Manager, Marathon Petroleum Corp.
Michael Kaluza Calgary, Alberta Canada	Vice President Canada Business Unit

Since May 2014, Vice President, Canada Business Unit of Vermilion

2013 to 2014, Director Canadian Business Unit of Vermilion

2012 to 2013, Vice President, Corporate Development and Planning, Baytex Energy Corporation, a public oil and gas company

2011 to 2012, Vice President, Planning, Baytex Energy Corporation, a public oil and gas company

2006 to 2011, Chief Operating Officer, Delphi Energy Corp., a public oil and gas company

Gerard Schut Den Haag The Netherlands	Vice President European Operations

Since July 2012, Vice President European Operations of Vermilion

August 2006 to May 2012, General Manager, Chevron Exploration and Production Netherlands, a subsidiary of Chevron Corporation, a public oil and gas company

Robert J. Engbloom, Q.C. Calgary, Alberta Canada	Corporate Secretary

Since January 2015, senior partner with Norton Rose Fulbright Canada LLP, a law firm

2012 to 2014, partner with and Deputy Chair of Norton Rose Fulbright Canada LLP, a law firm

1999 to 2011, partner with Macleod Dixon LLP, a law firm

Common Shares

The Company is authorized to issue an unlimited number of common shares. Each common share entitles the holder to receive notice of and to attend all meetings of Shareholders and to one vote at any such meeting. The holders of common shares are, at the discretion of the board and subject to applicable legal restrictions, entitled to receive any dividends declared by the board on the common shares. The holders of common shares will be entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among the Shareholders for the purpose of winding-up the Company’s affairs.

Cash Dividends

The Company expects to pay dividends on a monthly basis. All decisions with respect to the declaration of dividends on the common shares will be made by the board on the basis of the Company's net earnings, financial requirements and other conditions existing at such future time, planned acquisitions, income tax payable by the Company, crude oil and natural gas prices and access to capital markets, as well as the satisfaction of solvency tests imposed by the ABCA on corporations for the declaration and payment of dividends. It is expected that the dividends will be "eligible dividends" for income tax purposes and thus qualify for the enhanced gross-up and tax credit regime for certain Shareholders.

44

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Record of Cash Dividends

The following table sets forth the amount of cash distributions per Unit for the specified periods declared by the Trust since the completion of the 2003 Arrangement on January 22, 2003 and the cash dividends per common share for the specified periods declared by the Company since the completion of the Conversion Arrangement on September 1, 2010. Dividends are generally paid on the 15th day of the month following the month of declaration. Until the December 14, 2007 distribution announcement, Vermilion had paid distributions of $0.17 per Trust Unit per month. From the January 15, 2008 payment date and onwards, Vermilion paid distributions of $0.19 per Trust Unit and dividends of $0.19 per common share, in each case per month (as applicable). In January 2013, Vermilion increased its dividend to $0.20 per common share effective for the January 2013 dividend paid on February 15, 2013. In November 2013, Vermilion announced that its board had approved a 7.5% increase in the monthly dividend to $0.215 per common share per month effective for the January 2014 dividend paid on February 18, 2014.

Period	Distribution Amount for Period per Trust Unit
As Vermilion Energy Trust
2003 – January 22 to December 31	$1.87
2004 – January to December	$2.04
2005 – January to December	$2.04
2006 – January to December	$2.04
2007 – January to December	$2.06
2008 – January to December	$2.28
2009 – January to December	$2.28
2010 – January to September (1)	$1.71
Period	Dividend Amount for Period per Common Share
As Vermilion Energy Inc.
2010 – September to December (1)	$0.57
2011 – January to December	$2.28
2012 – January to December	$2.28
2013 - January to December	$2.40
2014 – January to December	$2.57
2015 - January to February	$0.43
Total cash dividends since January 22, 2003	$26.85

Note:

(1)	Total cash dividends paid out in 2010 by Vermilion and the Trust to a holder of a common share who was a former holder of a Trust Unit equals $2.28.

Premium Dividend™ and Dividend Reinvestment Plan

To preserve our financial flexibility and conservatively exercise our access to capital, we have amended our existing Dividend Reinvestment Plan to include a Premium Dividend™ Component.  Under the new Premium Dividend™ and Dividend Reinvestment Plan (the “Plan”), Eligible Shareholders who elect to participate in the Dividend Reinvestment Component can continue to reinvest their dividends in common shares at an effective 3% discount to the Average Market Price (with no broker commissions or trading costs), similar to our previous Dividend Reinvestment Plan (Vermilion’s Amended and Restated Dividend Reinvestment Plan dated effective September 1, 2010 as amended effective February 27, 2014 (the “Previous DRIP”).

With the addition of a new Premium Dividend™ Component, Eligible Shareholders will also have the option to reinvest their dividends in new common shares which will be exchanged for a premium cash payment equal to 101.5% of the reinvested dividends.  Under the Premium Dividend™ Component, shares will be issued at a 3.5% discount to the Average Market Price.  The shares will be presold at prevailing market prices by the Plan Broker (Canaccord Genuity Corporation), who will then provide participating Shareholders with a premium cash payment equal to 101.5% of their dividends, while the Plan Broker retains the balance of the discount as its fee.

Eligible Shareholders are not required to participate in the Plan.  Eligible Shareholders who have not elected to participate in the Plan will continue to receive their regular cash dividends in the usual manner.

The total cost of equity issuance to Vermilion under the Dividend Reinvestment Component and the Premium Dividend™ Component of the Plan will be 3% and 3.5%, respectively.  The Premium Dividend™ Component, when combined with the Dividend Reinvestment Component, is expected to increase our access to the lowest cost sources of equity capital available.  While the Premium Dividend™ is expected to result in a modest amount of equity issuance (estimated to be less than 1% of shares outstanding in 2015), we believe it represents the most prudent approach to preserving near-term balance sheet strength. We expect the Premium Dividend™ to reduce cash dividends by approximately $55 million during the remainder of 2015.  We view implementation of a Premium Dividend™ as a short term measure to maintain our financial strength. Both components of our program can be suspended or prorated at the company’s discretion, offering considerable flexibility.  We will actively monitor our ongoing needs and manage our continued use of each component as circumstances dictate.

45

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

To effect the change, Vermilion’s Board of Directors has approved amendments to the Previous DRIP to include a Premium Dividend™ Component.  The new Plan will allow Eligible Shareholders to elect to participate in the Plan, commencing with the March distribution, payable to Shareholders on April 15, 2015 (the “March Dividend”).  The March Dividend will have a Dividend Record Date of March 31, 2015, however all Dividend Record Dates for subsequent 2015 dividend payments will be adjusted, from those previously published, to facilitate the operation of the Premium DividendTM Component of the Plan.  The amended Dividend Record Dates are now published and available on Vermilion’s website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “Dividends”) and will be included in the applicable news release announcing the approval and declaration of any future dividend payments by Vermilion’s Board of Directors.

Each component of the Plan, which is explained in greater detail in the complete Plan document available on Vermilion’s corporate website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “DRIP”), is subject to eligibility restrictions, applicable withholding taxes, prorating as provided for in the Plan, and other limitations on the availability of common shares to be issued or purchased in certain events. Only Canadian-resident Shareholders may participate in the Premium DividendTM Component of the Plan. The Dividend Reinvestment Component of the Plan is available to Canadian residents and non-U.S. resident foreign Shareholders who meet certain eligibility criteria as set forth in the complete Plan. U.S. resident Shareholders are not currently permitted to participate in either component of the Plan.  This is due to the requirement, under U.S. securities regulations, to maintain a continuous shelf registration for issuance of new equity to U.S. Shareholders.  At this time, Vermilion has not put in place the required shelf registration due to the  high cost of establishing and maintaining such a shelf registration.  We will continue to monitor the relative cost-benefit of such a registration as we go forward.

In order to participate in either the Premium Dividend™ Component or the Dividend Reinvestment Component, an Eligible Shareholder must enroll, or be deemed to have enrolled (in the case of the Dividend Reinvestment Component), in the Plan at least five business days prior to the relevant Dividend Record Date directly (in the case of registered Shareholders) or indirectly through the broker, investment dealer, financial institution or other nominee who holds common shares on the Eligible Shareholder's behalf.

A registered Eligible Shareholder who was enrolled in the Previous DRIP will automatically be deemed to be a participant in the Dividend Reinvestment Component of the Plan, without any further action on their part. A beneficial owner of common shares (i.e., a holder of common shares that are not registered in the beneficial owner's name but are instead held through a broker, investment dealer, financial institution or other nominee) who was validly enrolled, through the nominee holder, in the Previous DRIP should contact such nominee holder to confirm continued participation in the Dividend Reinvestment Component of the Plan.

For more information on the Plan, defined meanings for capitalized terms above, eligibility restrictions and enrollment information among other details of the Plan, please refer to the complete copy of the Plan as well as a related series of Questions and Answers available on Vermilion’s website at www.vermilionenergy.com (under the heading “Investor Relations” subheading “DRIP”).

Eligible Shareholders may, after electing to participate in the Plan, terminate their participation by written notice to the Plan Agent. That notice, if received by the Plan Agent no later than five (5) business days prior to a Dividend Record Date, will have effect for the dividend to be made on the following Dividend Payment Date. Thereafter, dividends to those Shareholders will be in cash. The Company may amend, suspend or terminate the Plan at any time upon not less than 30 days prior written notice (sent by mail to Plan participants at the most recent address), provided that any amendment to the Plan must be approved by the TSX and no amendment, modification or suspension shall have retroactive effect if it would prejudice the interests of the participants. The Company is not required to issue common shares into any jurisdiction where the issuance would be contrary to applicable laws.

TM denotes trademark of Canaccord Genuity Capital Corporation.

Shareholder Rights Plan

A unitholder Rights Plan was first implemented in 2003 in conjunction with the 2003 Arrangement. At each of the annual and special meetings of holders of Trust Units held in 2006 and 2009, the unitholders Rights Plan was renewed and approved by holders of the Trust Units. In conjunction with the Conversion Arrangement, the Rights Plan for the Company was approved. In 2013, Shareholders approved the amendment and restatement of the Rights Plan and ratified the continuation of the Shareholder Rights Plan Agreement for another three years. The objectives of the Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to:

(a)	evaluate a takeover bid (particularly if it includes share or trust unit consideration);

46

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

(b)	explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and

(c)	make reasoned recommendations to the Shareholders.

The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the board of directors of Vermilion time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding common shares of the Company. As set forth in detail below, the Rights Plan discourages coercive hostile takeover bids by creating the potential that any common shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of common shares who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire common shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any takeover bid for outstanding common shares of the Company, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The board of directors did not adopt the Rights Plan to prevent a takeover of the Company, to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the common shares of the Company.

Summary of the Plan

The following summary of terms of the Rights Plan is qualified in its entirety by reference to the text of the Shareholder Rights Plan Agreement. A copy of the Shareholder Rights Plan Agreement is available on SEDAR at www.sedar.com.

Term

The Rights Plan will remain in effect until termination of the annual meeting of Shareholders of the Company in 2016 unless the continuation of the Shareholder Rights Plan Agreement for another three years is ratified by resolution of Shareholders.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Shareholder Rights Plan Agreement in respect of each common share of the Company outstanding at the close of business on September 1, 2010 (the "Record Time"). One Right will also be issued for each additional common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the date that a majority of the Shareholders vote against the continued existence of the Shareholder Rights Plan Agreement.

Rights Exercise Privilege

The Rights will separate from the voting common shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the voting securities of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per common share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders currently trade their common shares.

47

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender voting common shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)	the Shareholder who has agreed to tender voting common shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting common shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per common share at which the Shareholder has agreed to deposit or tender voting common shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting common shares offered to be purchased under the Lock-Up Bid is less than all of the voting common shares held by Shareholders (excluding common shares held by the offeror), the number of voting common shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting common shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting common shares offered to be purchased under the Lock-Up Bid; and

(c)	no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting common shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued from and after the effective date (the "Effective Date") of the Shareholder Rights Plan Agreement (being the later of the date of the Shareholder Rights Plan Agreement and the receipt by the Company of all regulatory approvals with respect to the Shareholder Rights Plan Agreement). Rights are also attached to common shares outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Company common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the takeover bid must be made by means of a takeover bid circular;

(b)	the takeover bid is made to all holders of voting common shares as registered on the books of the Company, other than the offeror;

(c)	the takeover bid contains a provision that no voting common shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of 35 days after the date of the takeover bid and 60 days following the date of the takeover bid and only if at such date more than 50% of the voting common shares held by independent Shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)	the takeover bid contains a provision that unless the takeover bid is withdrawn, voting common shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting common shares may be taken up and paid for and that any voting common shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

(e)	the takeover bid contains a provision that if, on the date on which voting common shares may be taken up and paid for, more than 50% of the voting common shares held by independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will be extended to remain open for deposits and tenders of voting common shares for not less than ten business days from the date of such public announcement.

48

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid and include a provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is earlier than the later of 35 days after the date of the takeover bid constituting the Competing Permitted Bid and 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting common shares on terms which the board of directors considers fair to all Shareholders. In such circumstances, the board of directors may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting common shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting common shares of the Company within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting common shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting common shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The board of directors may, with the prior consent of the holders of voting common shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting common shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Rights Plan does not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Company. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Shareholder Rights Plan Agreement. The Company may make amendments to the Shareholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Shareholders, make amendments which are required to maintain the validity of the Shareholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

49

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

AUDIT COMMITTEE MATTERS

Audit Committee Charter

Vermilion has established an audit committee (the "Audit Committee") to assist the board of directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Company. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
Joseph F. Killi (Chair)	Yes	Yes	Mr. Killi holds a Bachelor of Science degree in Biochemistry from Loyola Collage, a Bachelor of Commerce degree from Concordia University and a Chartered Accountant designation. As a Chartered Accountant, Mr. Killi attained experience in preparing, auditing, analyzing and evaluating financial statements including internal controls and procedures for financial reporting. Mr. Killi has an understanding of the accounting principles used by the Company as well as the implications of those accounting principles on the Company's financial results. Mr. Killi has also obtained significant financial experience and exposure to accounting and financial issues in a number of senior positions with Parkbridge Lifestyle Communities Inc., Realex Properties Corp. and Trizec Corporation and in his role as a director and audit committee member of other public and private companies.
W. Kenneth Davidson	Yes	Yes	Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business from Concordia University and a Masters in Business Administration degree from McMaster University. Mr. Davidson has obtained significant financial experience and exposure to accounting including internal controls and procedures for financial reporting and complex financial issues as a director, officer or consultant to a number of companies involved in the banking and securities areas of the financial services sector.
Claudio A. Ghersinich	Yes	Yes	Mr. Ghersinich holds a B.Sc. Civil Engineering degree from the University of Manitoba. Mr. Ghersinich has obtained financial experience and exposure to accounting and financial issues in a role as a founder of Vermilion Resources Ltd. in 1994 and as an audit committee member of other public companies.
Larry J. Macdonald	Yes	Yes	Mr. Macdonald holds a Bachelor of Science degree in Geology from University of Alberta. In 2005, Mr. Macdonald attended a financial literacy course at the University of Toronto's Rotman's School of Management in conjunction with the Institute of Corporate Directors. In addition, Mr. Macdonald has obtained financial experience and exposure to accounting and financial issues in a number of senior officer positions with Point Energy Ltd., Pointwest Energy Inc., and Anderson Exploration Ltd. and as a director, audit committee member and officer of a number of other public and private companies as well as not-for-profit organizations.
William F. Madison	Yes	Yes	Mr. Madison holds a Bachelor of Science in Petroleum Engineering from Montana Tech. Mr. Madison has completed the Harvard Program for Management Development. Mr. Madison has obtained financial experience and exposure to accounting and financial issues as the Chairman of Montana Tech Foundation of the University of Montana System and as a senior executive of Marathon Oil Company and as a director, audit committee member and officer of other public and private companies.

External Audit Service Fees

Prior to the commencement of any work, fees for all audit and non-audit services provided by the Company’s auditors must be approved by the Audit Committee.

During the years ended December 31, 2014 and 2013, Deloitte LLP, the auditors of the Company, received the following fees from the Company:

Item	2014	2013
Audit fees (1)	$1,582,647	$1,565,927
Audit-related fees (2)	$162,000	$150,830
Tax fees (3)	$69,300	$43,901

Notes:

(1)	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company's financial statements for the years ended December 31, 2014 and 2013.
(2)	Audit-related fees consist of fees for the review of the quarterly financial statements, services provided in connection with statutory and regulatory filings or engagements and fees for review services. Fees also may include services related to review of accounting research and accounting publications.
(3)	Tax fees consist of fees for tax compliance services in various jurisdictions.

50

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding common shares of the Company are listed and posted for trading on the TSX and the NYSE under the symbol VET. The following table sets forth the closing price range and trading volume of the common shares on the TSX for the periods indicated:

2014	High	Low	Close	Volume
January	$63.91	$60.50	$61.32	3,437,629
February	$63.93	$59.10	$62.50	3,867,446
March	$69.91	$61.91	$69.05	4,882,216
April	$73.21	$68.14	$72.93	4,266,600
May	$74.67	$67.46	$73.22	6,317,332
June	$78.24	$72.63	$74.25	5,326,677
July	$74.30	$66.97	$71.96	6,427,965
August	$71.85	$67.15	$70.73	5,614,950
September	$71.00	$63.56	$68.18	8,467,478
October	$68.67	$57.58	$63.96	12,171,142
November	$68.14	$53.01	$53.28	8,135,065
December	$58.93	$44.05	$57.00	13,729,883
2015	High	Low	Close	Volume
January	$59.02	$45.66	$55.97	8,638,252
February	$62.80	$53.00	$56.22	8,734,800

Awards (entitling the holder thereof to receive common shares) have been issued under the Vermilion Incentive Plan. See the note regarding equity compensation plans in Vermilion's annual financial statements for further details regarding the amount and value of such awards.

CREDIT RATINGS

The following information relating to the Company's credit ratings is provided as it relates to the Company's financing costs, liquidity and operations. Specifically, credit ratings affect the Company's ability to obtain short-term and long-term financing and the cost of such financing.  Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company's credit ratings.  A reduction in the current rating on the Company's debt by its rating agencies, particularly a downgrade below current ratings, or a negative change in the Company's ratings outlook could adversely affect the Company's cost of financing and its access to sources of liquidity and capital.  In addition, changes in credit ratings may affect the Company's ability to, and the associated costs of, (i) entering into ordinary course derivative or hedging transactions and may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The Senior Unsecured Notes have a rating of BB (low)/stable trend from DBRS Limited ("DBRS") and BB-/stable outlook from Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies (Canada) Corporation ("S&P").

DBRS rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". All rating categories other than AAA and D also contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category. A rating of "BB" is characterized by DBRS to be speculative, non-investment-grade credit quality. The capacity for the payment of financial obligations is uncertain and vulnerable to future events. The "BB" category is the fifth highest of the ten available categories.

S&P rates long-term debt instruments by rating categories ranging from a high of "AAA" to a low of "D". The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. An obligation rated "BB" is characterized as less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The "BB" category is the fifth highest of the ten available categories.

51

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Vermilion Rating

DBRS Limited has provided a corporate credit rating of Vermilion of “BB (low”) with a stable trend. A rating of “BB” is characterized by DBRS Limited to be speculative, non-investment-grade credit quality. The capacity for the payment of financial obligations is uncertain and vulnerable to future events.

S&P has assigned a corporate credit rating of Vermilion of “BB-” with a stable outlook. An obligor rated “BB” is characterized by S&P as less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitments. The plus (+) or minus (-) modifiers indicate the relative standing within the assigned category. In addition, S&P may add a rating outlook of “positive”, “negative” or “stable” which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Senior Unsecured Notes and the Company are not recommendations to purchase, hold or sell such securities and are not a comment upon the market price of the Company's securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing or liquidity of the Senior Unsecured Notes or the common shares in any secondary markets. Vermilion does not undertake any obligation to maintain the ratings or to advise holders of the Senior Unsecured Notes or the common shares of any change in ratings. Each agency's rating should be evaluated independently of any other agency's rating.

CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, Vermilion is not aware of any existing or potential material conflicts of interest between Vermilion and a director or officer of Vermilion.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or officer of the Company, nor any other insider of the Company, nor their associates or affiliates has or has had, at any time within the three most recently completed financial years ending December 31, 2014, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

LEGAL PROCEEDINGS

The Company is not party to any significant legal proceedings as of March 6, 2015.

MATERIAL CONTRACTS

The Company has not entered into any material contracts outside its normal course of business.

INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Company, personally disclosed in certificates of qualification that they neither had nor expect to receive any common shares. The principals of GLJ and their employees (as a group) beneficially own less than one percent of any of the Company’s securities. Deloitte LLP is the auditor of the Company and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company’s common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

52

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Additional risks and uncertainties not currently known to Vermilion that it currently views as immaterial may also materially and adversely affect its business, financial condition and/or results of operations. Shareholders and potential Shareholders should consider carefully the information contained herein and, in particular, the following risk factors.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of proved and probable reserves and future net revenues to be derived therefrom, including many factors beyond the Company's control. The reserve and future net revenue information set forth in this annual information form represents estimates only. The reserves and estimated future net cash flow from the Company's properties have been independently evaluated by GLJ with an effective date of December 31, 2014. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, well abandonment and salvage values, royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on prices in use at the date the GLJ Report was prepared, and many of these assumptions are subject to change and are beyond the Company's control. Actual production and cash flow derived therefrom will vary from these evaluations, and such variations could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations, probabilistic methods and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Reserve estimates may require revision based on actual production experience. Such figures have been determined based upon assumed commodity prices and operating costs.

The present value of estimated future net revenue referred to in this annual information form should not be construed as the fair market value of estimated crude oil and natural gas reserves attributable to the Company's properties. The estimated discounted future revenue from reserves are based upon price and cost estimates which may vary from actual prices and costs and such variance could be material. Actual future net revenue will also be affected by factors such as the amount and timing of actual production, supply and demand for crude oil and natural gas, curtailments or increases in consumption by purchasers and changes in governmental regulations and taxation.

Uncertainty of Contingent Resource Estimates

Information regarding quantities of contingent resources included in this Annual Information Form are estimates only. References to “contingent resources” do not constitute, and should be distinguished from, references to “reserves”. The same uncertainties inherent in estimating quantities of reserves apply to estimating quantities of contingent resources. In addition, there are contingencies that prevent resources from being classified as reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Actual results may vary significantly from these estimates and such variances could be material.

Uncertainty of Prospective Resource Estimates

Information regarding quantities of prospective resources included in this Annual Information Form are estimates only. References to “prospective resources” do not constitute, and should be distinguished from, references to “reserves”. References to “prospective resources” do not constitute, and should be distinguished from, references to “contingent resources”. The same uncertainties inherent in estimating quantities of reserves apply to estimating quantities of prospective resources. In addition, prospective resources are undiscovered which prevents resources from being classified as reserves. Also, in the event of discovery, there may be contingencies that prevent resources from being classified as reserves. There is no certainty of discovery and is there is no certainty that it will be commercially viable to produce any portion of the prospective resources. Actual results may vary significantly from these estimates and such variances could be material.

53

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Volatility of Oil and Natural Gas Prices

The Company's operational results and financial condition are dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated materially during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any prolonged decline in oil and natural gas prices could have an adverse effect on Vermilion's cash flow which could have the effect of decreasing dividends.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Company operates, will not be changed in a manner which adversely affects the Company.

The Government of Alberta receives royalties on production of natural resources from lands in which it owns the mineral rights. A change in the royalty regime resulting in an increase in royalties would reduce Vermilion's net earnings and could make future capital expenditures or Vermilion's operations uneconomic and could, in the event of a material increase in royalties, make it more difficult to service and repay outstanding debt or impair Vermilion’s ability to declare dividends. Any material increase in royalties would also significantly reduce the value of the Company's associated assets.

Government Regulations

Vermilion's operations are governed by many levels of government, including municipal, state, provincial and federal governments in Canada, France, Germany, the Netherlands, Australia, Ireland, and the United States. Vermilion is subject to laws and regulations regarding environment, health and safety issues, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. The regulatory process involved in each of the countries in which Vermilion operates is not uniform and regulatory regimes vary as to complexity, timeliness of access to, and response from, regulatory bodies and other matters specific to each jurisdiction. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and Vermilion may not be able to fully execute its strategy. Governments may also amend or create new legislation and regulatory bodies may also amend regulations or impose additional requirements which could result in increased capital, operating and compliance costs.

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Operational Matters

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to regulators and third parties. Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is commercially viable. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its debt obligations or declare dividends.

Continuing production from a property, and to some extent the marketing of production, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could impair Vermilion's ability to satisfy its debt obligations or declare dividends.

54

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. A breach of such legislation may result in the imposition of fines, the issuance of clean up orders in respect of Vermilion or its assets, or the loss or suspension of regulatory approvals. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. There can be no assurance that the Company will be able to satisfy its actual future environmental and reclamation obligations.

Kyoto Protocol

Australia, Canada, France, Ireland, Germany and the Netherlands are signatories to the United Nations Framework Convention on Climate Change and have all ratified the Kyoto Protocol established thereunder. Australia, France, Ireland, Germany and the Netherlands, as Annex B parties to the Kyoto Protocol, and Ireland, France, Germany and Netherlands as members of the European Union, are required to reduce their nation-wide emissions of carbon dioxide, methane, nitrous oxide and other greenhouse gases. Canada formally withdrew from the Kyoto Protocol effective 2012. The Canadian federal government has indicated an intention to regulate the emissions of greenhouse gases from a range of industries and has outlined a number of policies to reduce the greenhouse gas emissions intensity of regulated facilities (the "Federal Plan"). The Federal Plan also includes proposed requirements to be implemented by the Canadian federal government which would govern the emission of industrial air pollutants. At present, the status of the Federal Plan with respect to the oil and gas industry is unclear. The Canadian federal government has repeatedly stated that it intends to align Canada's greenhouse gas emissions reduction policies with those of the United States, and it appears willing to wait until the United States has developed its framework before implementing any further policies in Canada. As such, it is unclear when, or in what form, the Federal Plan will be implemented or what impact it may have on Vermilion.

Vermilion's exploration and production facilities and other operations and activities in North America, Europe and Australia will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. As such, Vermilion continues to evaluate and monitor regulatory initiatives and overall trends so that it is aware of potential developments that could affect its business and operations.  It is possible that future international, national, provincial or state emissions reduction requirements in jurisdictions that Vermilion operates in may require further reductions of emissions or emissions intensity. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in North America, Europe and Australia.

Discretionary Nature of Dividends

The declaration and payment (including the amount thereof) of future cash dividends, if any, is subject to the discretion of the board of directors of the Company and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests under the ABCA for the declaration and payment of dividends. Depending on these and other factors considered relevant to the declaration and payment of dividends by the board of directors and management of the Company (some or all of which may be beyond the control of the board of directors and management of the Company), the Company may change its dividend policy from time to time. Any reduction of dividends may adversely affect the market price or value of common shares.

Debt Service

Vermilion may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its debt obligations. Ultimately, this may result in lower levels of cash flow for the Company.

Lenders may be provided with security over substantially all of the assets of Vermilion and its Subsidiaries. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of Vermilion and/or its Subsidiaries.

Changes in Income Tax Laws

Income tax laws and administrative policies may be changed in a manner which adversely affects the Company and/or Shareholders.

55

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Depletion of Reserves

The Company has certain unique attributes which differentiate it from other oil and gas industry participants. Dividends paid from cash flow generated in respect of properties, absent commodity price increases or cost effective acquisition and development activities, may decline over time in a manner consistent with declining production from typical crude oil, natural gas and natural gas liquids reserves. Accordingly, absent capital expenditures or acquisitions of additional crude oil and natural gas properties, Vermilion's current production levels and reserves will decline.

Vermilion's future crude oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Company from time to time will vary dependent upon a number of factors beyond the control of management, including crude oil and natural gas prices. The trading prices of the common shares from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Company's assets.

Volatility of Market Price of Common Shares

The market price of the common shares may be volatile. The volatility may affect the ability of Shareholders to sell the common shares at an advantageous price. Market price fluctuations in the common shares may be due to the Company’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements” in this annual information form. In addition, the market price for securities in the stock markets, including the TSX and NYSE, has experienced significant price and trading fluctuations in recent years. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the common shares.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount the Company pays to service debt, potentially impacting dividends to Shareholders.

In addition, an increase in the exchange rate for the Canadian dollar versus the U.S. dollar would result in the receipt by the Company of fewer Canadian dollars for its production which may affect future dividends. The Company monitors and, when appropriate, uses derivative financial instruments to manage its exposure to currency exchange rate risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future dividends and the future value of the Company's reserves as determined by independent evaluators.

Increase in Operating Costs or Decline in Production Level

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares. The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce dividends to Shareholders and affect the market price of the common shares.

Acquisition Assumptions

When making acquisitions, Vermilion estimates future performance of the assets to be acquired that may prove to be inaccurate.

Acquired assets are subject to inherent risks associated with predicting the future performance of those assets. Vermilion makes certain estimates and assumptions respecting the economic potential of the assets it acquires which may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them, which could adversely impact cash flow.

56

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

Failure to Realize Anticipated Benefits of Prior Acquisitions

Vermilion has completed several acquisitions to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits, including, among other things, potential cost savings. In order to achieve the benefits of these and future acquisitions, Vermilion will be dependent upon its ability to successfully consolidate functions and integrate operations, procedures and personnel in a timely and efficient manner and to realize the anticipated growth opportunities and synergies from combining the acquired assets and operations with those of the Company. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management's focus and resources from other strategic opportunities and from operational matters during the process. The integration process may result in the disruption of ongoing business and customer relationships that may adversely affect Vermilion's ability to achieve the anticipated benefits of such prior acquisitions.

Additional Financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all. Any failure to obtain financing may have a material adverse effect on Vermilion's business, and dividends to Shareholders may be reduced, suspended or eliminated.

To the extent that external sources of capital, including the issuance of additional common shares, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its crude oil and natural gas reserves will be impaired. To the extent the Company is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available that may be declared payable as dividends will be reduced.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors or officers of Vermilion are directors or officers of companies which are in competition to the interests of Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

Accounting Adjustments

The presentation of financial information in accordance with IFRS requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the consolidated financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the common share price.

Lower crude oil and gas prices increase the risk of write-downs of Vermilion’s oil and gas property investments. Under IFRS, PNG depletion units are aggregated into groups known as CGUs for impairment testing.  CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount.  If an indication of impairment exists, the CGU’s recoverable amount is then estimated.  A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use.  If the carrying amount exceeds its recoverable amount an impairment loss is recorded to net earnings in the period to reduce the carrying value of the CGU to its recoverable amount. While these impairment losses would not affect cash flow, the charge to net earnings could be viewed unfavourably in the market.

Market Accessibility

A decline in Vermilion’s ability to market crude oil and natural gas production could have a material adverse effect on its production levels or on the price that Vermilion receives for production which, in turn, could reduce dividends to its Shareholders and the trading price of the common shares.

Vermilion’s business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of crude oil and natural gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect Vermilion’s ability to produce and market crude oil and natural gas. If market factors change and inhibit the marketing of Vermilion production, overall production or realized prices may decline, which could reduce dividends to Shareholders.

57

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information related to the remuneration and indebtedness of the directors and officers of the Company, and the principal holders of common shares and Rights to purchase common shares and securities authorized for issuance under the Company's equity compensation plans, where applicable, are contained in the information circular of the Company in respect of its most recent annual meeting of Shareholders involving the election of directors. Additional financial information is provided in the Company's audited financial statements and management's discussion and analysis for the year ended December 31, 2014.

58

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the Board of Directors of Vermilion Energy Inc. (the "Company"):

1.	We have evaluated the Company’s reserves data as at December 31, 2014. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2014, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

		Location of Reserves	Net Present Value of Future Net Revenue
Independent Qualified	Description and Preparation	(Country or Foreign	(before income taxes, 10% discount rate - M$)
Reserves Evaluator	Date of Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 6, 2015	Australia	-	492,921	-	492,921
GLJ Petroleum Consultants	February 6, 2015	Canada	-	1,803,784	-	1,803,784
GLJ Petroleum Consultants	February 6, 2015	France	-	1,819,532	-	1,819,532
GLJ Petroleum Consultants	February 6, 2015	Germany	-	145,011	-	145,011
GLJ Petroleum Consultants	February 6, 2015	Ireland	-	717,806	-	717,806
GLJ Petroleum Consultants	February 6, 2015	Netherlands	-	264,984	-	264,984
GLJ Petroleum Consultants	February 6, 2015	USA	-	29,437	-	29,437
Total			-	5,273,475	-	5,273,475

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 6, 2015

“Jodi L. Anhorn”
Jodi L. Anhorn, M.Sc., P.Eng.
Executive Vice President & COO

59

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

SCHEDULE "A"
REPORT ON RESOURCES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Vermilion Energy Inc. (the "Company"):

1.	We have evaluated the Company’s resources data as at December 31, 2014. The resources data are estimates of low, best and high estimates of contingent resources and prospective resources and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

2.	The resources data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the resources data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.	Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the resources data are free of material misstatement. An evaluation also includes assessing whether the resources data are in accordance with principles and definitions presented in the COGE Handbook.

4.	The following table sets forth the estimated future net revenue of the Company (before deduction of income taxes) attributed to best estimate contingent resources and prospective resources estimated using forecast prices and costs and calculated using a discount rate of 10 percent, evaluated by us for the year ended December 31, 2014, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Contingent Resources
		Location of Reserves	Net Present Value of Future Net Revenue
Independent Qualified	Description and Preparation	(Country or Foreign	(before income taxes, 10% discount rate - M$)
Reserves Evaluator	Date of Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 6, 2015	Australia	-	144,286	-	144,286
GLJ Petroleum Consultants	February 6, 2015	Canada	-	2,111,760	-	2,111,760
GLJ Petroleum Consultants	February 6, 2015	France	-	758,266	-	758,266
GLJ Petroleum Consultants	February 6, 2015	Ireland	-	29,455	-	29,455
GLJ Petroleum Consultants	February 6, 2015	Netherlands	-	58,839	-	58,839
GLJ Petroleum Consultants	February 6, 2015	USA	-	95,296	-	95,296
Total			-	3,197,902	-	3,197,902

Prospective Resources
		Location of Reserves	Net Present Value of Future Net Revenue
Independent Qualified	Description and Preparation	(Country or Foreign	(before income taxes, 10% discount rate - M$)
Reserves Evaluator	Date of Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 6, 2015	Australia	-	48,203	-	48,203
GLJ Petroleum Consultants	February 6, 2015	Canada	-	2,911,534	-	2,911,534
GLJ Petroleum Consultants	February 6, 2015	France	-	194,691	-	194,691
GLJ Petroleum Consultants	February 6, 2015	Netherlands	-	975,168	-	975,168
Total			-	4,129,596	-	4,129,596

5.	In our opinion, the resources data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the resources data are based on judgements regarding future events, actual results will vary and the variations may be material.

8.	These resource estimates are not classified as reserves at this time, pending further reservoir delineation, project application, facility and reservoir design work. Contingent resources entail commercial risk not applicable to reserves, which have not been included in the net present valuation. Prospective resources entail discovery risk and commercial risk not applicable to reserves, neither of which have been included in the net present valuation. There is no certainty that it will be commercially viable to produce any portion of the resources.

EXECUTED as to our reports referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 6, 2015

“Jodi L. Anhorn”
Jodi L. Anhorn, M.Sc., P.Eng.
Executive Vice President & COO

60

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Inc. (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2014.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)	reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Lorenzo Donadeo”
Lorenzo Donadeo, Chief Executive Officer

“Curtis Hicks”
Curtis W. Hicks, Executive Vice President and Chief Financial Officer

“Larry J. Macdonald”
Larry J. Macdonald, Director and Chairman of the Board

“Claudio A. Ghersinich”
Claudio A. Ghersinich, Director

61

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The primary function of the Audit Committee (the "Committee") is to assist the Board in fulfilling its oversight responsibilities with respect to the Company’s accounting and financing reporting processes and the audit of the Company’s financial statements, including oversight of:

A.	the integrity of the Company’s financial statements;

B.	the Company’s compliance with legal and regulatory requirements;

C.	the independent auditors’ qualifications and independence;

D.	the financial information that will be provided to the Shareholders and others;

E.	the Company’s systems of disclosure controls and internal controls regarding finance, accounting, legal compliance and ethics, which management and the Board have established;

F.	the performance of the Company’s audit processes; and

G.	such other matters required by applicable laws and rules of any stock exchange on which the Company’s shares are listed for trading.

While the Committee has the responsibilities and powers set forth in its terms of reference, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with International Financial Reporting Standards and applicable rules and regulations. Primary responsibility for the financial reporting, information systems, risk management, and disclosure controls and internal controls of the Company is vested in management.

II.	COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are “independent”[1] under the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Company’s shares are listed for trading.

B.	All Committee members shall be "financially literate,"[2] and at least one member shall have "accounting or related financial expertise" as such terms are interpreted by the Board in its business judgment in light of, and in accordance with, the requirements or guidelines for audit committee service under applicable securities laws and rules of any stock exchange on which the Company’s shares are listed for trading. The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	No Committee member shall serve on the audit committees of more than two other public issuers without prior determination by the Board that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

D.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

E.	The Company's auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the auditor's duties.

F.	The Committee may request any officer or employee of the Company, or the Company’s legal counsel, or any external or internal auditors to attend a meeting of the Committee to provide such pertinent information as the Committee requests or to meet with any members of, or consultants to the Committee. The Committee has the authority to communicate directly with the internal and external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or Shareholders.

G.	The Committee shall have the authority to select, retain, terminate and approve the fees and other retention terms of special independent legal counsel and other consultants or advisers to advise the Committee, as it deems necessary or appropriate, at the Company’s expense.

[1]	Committee members must be “independent”, as defined in Sections 1.4 and 1.5 of National Instrument 52-110 and ‘‘independent’’ under the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and Section 303A.06 of the NYSE Listed Company Manual.
[2]	The Board has adopted the NI 52-110 definition of "financial literacy", which is an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

62

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

H.	The Company shall provide for appropriate funding, as determined by the Committee, for payment of (i) compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, (ii) compensation to any advisers employed by the Committee and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate for carrying out its duties.

I.	The Committee shall meet at least four times each year.

III.	DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will perform the following duties:

A.	Financial Statements and Other Financial Information

The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes the responsibility to:

i)	review and recommend approval of the Company's annual financial statements, MD&A and earnings press release and report to the Board of Directors before the statements are approved by the Board of Directors;
ii)	review and recommend approval for release the Company's quarterly financial statements, MD&A and press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
iii)	satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and

iv)	review the Annual Information Form and any Prospectus/Private Placement Memorandums.

Review, and where appropriate, discuss:

v)	the appropriateness of critical accounting policies and financial reporting practices used by the Company;
vi)	major issues regarding accounting principles and financial statement presentations, including any significant proposed changes in financial reporting and accounting principles, policies and practices to be adopted by the Company and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;
vii)	analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (“IFRS”) methods on the financial statements of the Company and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;
viii)	any management letter or schedule of unadjusted differences provided by the external auditor and the Company’s response to that letter and other material written communication between the external auditor and management;
ix)	any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto;
x)	any new or pending developments in accounting and reporting standards that may affect the Company;
xi)	the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Company and other financial disclosures;
xii)	any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Company;
xiii)	the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of Company and their impact on the reported financial results of the Company;
xiv)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;
xv)	any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements; and

xvi)	accounting, tax and financial aspects of the operations of the Company as the Committee considers appropriate.
63

Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

B.	Risk Management, Internal Control and Information Systems

The Committee will review and discuss with management, and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes the responsibility to:

i)	review the Company's risk management controls and policies with specific responsibility for Credit & Counterparty, Market & Financial, Political and Strategic & Repatriation risks;

ii)	obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through separate and periodic discussions with and reports from management, the internal auditor and external auditor; and

iii)	review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.	External Audit

The external auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i)	review and recommend to the Board, for Shareholder approval, the appointment of the external auditor;
ii)	review and approve the annual external audit plan, including but not limited to the following:
a)	engagement letter between the external auditor and financial management of the Company;
b)	objectives and scope of the external audit work;
c)	procedures for quarterly review of financial statements;
d)	materiality limit;
e)	areas of audit risk;
f)	staffing;
g)	timetable; and
h)	compensation and fees to be paid by the Company to the external auditor.
iii)	meet with the external auditor to discuss the Company's quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;
iv)	maintain oversight of the external auditor's work and advise the Board, including but not limited to:
a)	the resolution of any disagreements between management and the external auditor regarding financial reporting;
b)	any significant accounting or financial reporting issue;
c)	the auditors' evaluation of the Company's system of internal controls, procedures and documentation;
d)	the post audit or management letter containing any findings or recommendation of the external auditor, including management's response thereto and the subsequent follow-up to any identified internal control weaknesses;
e)	any other matters the external auditor brings to the Committee's attention; and
f)	evaluate and assess the qualifications and performance of the external auditors for recommendation to the Board as to the appointment or reappointment of the external auditor to be proposed for approval by the Shareholders, and ensuring that such auditors are participants in good standing pursuant to applicable regulatory laws.
v)	review the auditor's report on all material subsidiaries;
vi)	review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Company and its affiliates in order to determine the external auditors' independence, including, without limitation:
a)	requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors, including a list of all relationships between the external auditor and the Company that may reasonably be thought to bear on the independence of the external auditors with respect to the Company;
b)	discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors; and
c)	recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence.
vii)	annually request and review a report from the external auditor regarding (a) the external auditor’s quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and (c) any steps taken to deal with any such issues;
viii)	review and pre-approve any non-audit services to be provided to the Company or any affiliates by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit;
ix)	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors; and

x)	meet periodically, and at least annually, with the external auditor without management present.

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Vermilion Energy Inc.	AIF for the year ended December 31, 2014 – Exhibit 99.1

 SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

D.	Compliance

The Committee shall:

i)	Ensure that the external auditor's fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;
ii)	Disclose any specific policies or procedures adopted for pre-approving non-audit services by the external auditor including affirmation that they meet regulatory requirements;
iii)	Assist the Governance and Human Resources Committee with preparing the Company's governance disclosure by ensuring it has current and accurate information on:
a)	the independence of each Committee member relative to regulatory requirements for audit committees;
b)	the state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and
c)	the education and experience of each Committee member relevant to his or her responsibilities as Committee member.

iv)	Disclose, if required, if the Company has relied upon any exemptions to the requirements for committees under applicable securities laws and rules of any stock exchange on which the Company’s shares are listed for trading.

E.	Other

The Committee shall:

i)	establish and periodically review procedures for:
a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
b)	the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Company, such as violations of the Code of Business Conduct and Ethics.
ii)	review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
iii)	review insurance coverage of significant business risks and uncertainties;
iv)	review material litigation and its impact on financial reporting;
v)	review policies and procedures for the review and approval of officers' expenses and perquisites;
vi)	review the policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of the Company;
vii)	review with external auditors any corporate transactions in which directors or officers of the Company have a personal interest; and
viii)	review the terms of reference for the Committee at least annually and otherwise as it deems appropriate, and recommend changes to the Board as required. The Committee shall evaluate its performance with reference to the terms of reference annually.

IV.	ACCOUNTABILITY

D.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial and other matters considered by the Committee relative to the Company.

E.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

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VERMILION ENERGY

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

Vermilion Energy Inc.

3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com

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